UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

24-10108

06022400

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

DOCTORS PHARMACEUTICAL CORPORATION
(Exact name of issuer as specified in its charter)

STATE OF ILLINOIS
(State or other jurisdiction of incorporation or organization)

39 South Lasalle , Suite 1015, Chicago,IL 60603. (312) 782-2274
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

John Goodluck, 39 South Lasalle, Suite 1015, Chicago, IL 60603 (312) 782-227
(Name, address, including zip code, and telephone number, including area code, of agent for service)

05
(Primary standard Industrial Classification Code Number)

36-4051849
(I.R.S. Employer Identification Number)

Common Stock 625,000 shares
(Description and amount of securities offered)

February 20, 2006
(Approximate date of commencement of proposed sale to the public)

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to public	Underwritig discount and commissions	Proceeds to issuer or other persons
Per unit	$8	$0	$8
Total	$5,000,000		$5,000,000
Total Minimum	$5,000,000	$0	$5,000,000
Total Maximum	$5,000,000	$0	$5,000,000

Consider the "Risk Factors" in connection with the purchase of the securities.

The Company has not retained Underwriter(s) for the offering.

The Company will pay commissions of 0.25% to 5.0% to any broker-dealers retain as nonexclusive selling agents with respect to the common shares. Accordingly, the amount the Company will receive will depend on whether it pay any commissions and at what rate it pay them.

Date of this Prospectus/Offering Circular: 4/18/2005

TABLE OF CONTENTS

	Page
Cover Page Information	1
Distribution Spread	1
Part 1 - Notification	3
Plan of Distribution	5
Use of Proceeds	5
Security being Offered	5
Risk Factors of the Industry and our Company	7
History and Description of Business	15
Description of Property	19
Management's Discussion and Analysis of Financial Condition and Operations	20
Critical Accounting	27
Financial Statements	31
Notes to Financial Statements	37
Employees, Executive Officers and Directors	43
Security Ownership of Management and Certain Securityholders	44
Renumeration of Directors and Officers	44
Product Profile	45

THIS OFFERING CIRCULAR CONTAIN ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other attachments, consists of a total of 94 pages

Commission File No 24-10108

Part III - Exhibits
Beginning on page 61 through page 94 of the original filing are incorporated by reference and hereby made a part hereof.

PART 1

Item 1

a. Althastine Bryant
   39 South Lasalle Street, Suite 1015, Chicago, IL
   Dr Gordon Otis
   39 South Lasalle Street, Suite 1015, Chicago, IL
   Mildred Saxton
   39 South Lasalle Street, Suite 1015, Chicago, IL

b. Althastine Bryant
   39 South Lasalle Street, Suite 1015, Chicago, IL

   Mildred Saxton
   39 South Lasalle Street, Suite 1015, Chicago, IL

c. None

d. Doctors Foundation Inc.
   5228 North Sheridan Road, Chicago, IL

e. Doctors Foundation Inc
   5228 North Sheridan Road, Chicago, IL

f. None

g. None

h. Timothy Hughes
   208 South Lasalle Street, Suite 1200, Chicago, IL

i. None

j. None

k. None

l. None

m. None

Item 2

a. The persons identified in response to Item 1 are not subject to any disqualification provision set forth in Rule 262.

b. Not applicable

Item 3.

The proposed offering do not involve the resale of securities by affiliates of the issuer. The issuer has several years of net income from operations of the character in which the issuer intend to or is engaged in.

Item 4

a. Throughout the United States jurisdiction.

b. Not applicable

Item 5.

a. The Board of Directors of Doctors Pharmaceutical Corporation (a privately held Company) by unanimous vote resolved that:

(1) Doctors Pharmaceutical Corporation issue
(2) Common Shares in the amount of one million
(3) Non Par Value (NPV) to Officers/Directors for accrued remuneration of fiscal year 2004.
(4) Althastine Bryant, President - 400,000 Common Shares NPV
Mildred Saxton, Vice Pres. - 300,000 Common Shares NPV
Further resolved that John Goodluck shall recieve 300,000 Common Shares NPV for representing the Company in Washington, D.C. in corporate matters at United States Trademark and Patent Office.

b. None
c. Not applicable

Item 6

The issuer is not contemplating the offering of any other securities except those covered by this Form 1-A.

Item 7

a. Arrangement with any person is non-existent.
(1) None. Not applicable.
(2) None. Not applicable.
(3) None. Not applicable

b. None. Not applicable.

Item 8. Expert material interest or connection in any capacity with the issuer is non-existent.

Item 9. Publication authorized by Rule 254 was never used prior to the filing of this notification.

PLAN OF DISTRIBUTION

Doctors Pharmaceutical Corporation ("DPC") will sell the common shares through one or more registered broker-dealers who will act as selling agents for the company without a firm underwriting commitment.

The Company will pay commissions of 0.25% to 5.0% to any broker-dealers that the Company retain as nonexclusive selling agents with respect to the common shares. Accordingly, the amount of proceeds the Company will receive will depend on wether the Company pay any commissions and at what rate the Company pay them.

We intend to enter into non-exclusive selling agreements with any brokers that act as selling agents for the common shares. Under the terms of these agreements, brokers will sell common shares to the public and we will pay them commissions in the range of percentum stated in the above paragraph. We will agree to indemnify the brokers for losses, if any, which we are liable under the Securities Act of 1933, as amended.

USE OF PROCEEDS

The Company intend to use the net preceeds receive from the sale of the common shares as follows:

1. $1.8 million will be use for Doctors 39¢ Pharmacy Center Store front Leases in major markets nationwide.

2. $1.2 million for purchase of raw materials.

3. $1.75 million will be use for acquisition of permanent Scientists and Key Management.

SECURITY BEING OFFERED.

The securities for the offering is capital stock and the class is common shares. The common shares do not have the following:
1. Cumulative voting rights. 2. Special voting rights.
3. Preference as to dividends or interests.
4. Resale restrictions. 5. Preference upon liquidation.
6. Conversion rights. 7. Preemptive rights.
8. Redemption provisions. 9. Sinking fund provisions
10. The common shares are not callable.
11. Voting rights: Each outstanding share, regardless of class, shall be entiltled to one vote in each matter submitted for vote of shareholders. A shareholder may vote either in person or by proxy.

A holder of or subscriber to shares of the corporation shall be under no legal obligation under state statute or foreign laws liable with respect to servants, laborers or employees of the corporation.

F&A

Fedele & Associates

CPA'S, AUDITORS & ADVISORS
120 WEST MADISON STREET, SUITE 1101
CHICAGO, ILLINOIS 60602
PHONE: 312-223-0140 FAX: 312-223-0142
email: fedelenassociates@sbcglobal.net

To the Stockholders
Doctors Pharmaceutical Corporation
Chicago, Illinois

Member of
American Institute of CPA's
Illinois CPA Society

We have compiled the accompanying balance sheets of Doctors Pharmaceutical Corporation (a C corporation) as of November 30, 2005 and December 31, 2004, and the statements of stockholders' equity for the eleven months ended November 30, 2005 and for the year ended December 31, 2004, and the related statements of income and cash flows for the eleven months ended November 30, 2005 and the years ended December 31, 2004, 2003 and 2002, in accordance with Statements on Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and supplemental information and, accordingly, do not express an opinion or any other form of assurance on them.

Our compilation was conducted for the purpose of presenting management's financial assertions in conformity with generally accepted accounting principles. The accompanying supplemental information included in the report is presented for purposes of additional analysis and is not a required part of the basic financial statements of Doctors Pharmaceutical Corporation. The accompanying supplemental information is comprised of Risk Factors, History and Description of Business, Plan of Operation, Management Discussion and Analysis of Financial Conditions and Operations, and Critical Accounting Policies and Estimates. The supplemental information within this report is presented before the Financial Statements and Notes to Financial Statements of Doctors Pharmaceutical Corporation.

Fedele & Associates

Chicago, Illinois
December 30, 2005

Doctors Pharmaceutical Corporation

Risk Factors

November 30, 2005, and December 31, 2004, 2003 and 2002

1. Risk Factors of the Industry and Our Company.

All manufacturers of human pharmaceutical products are subject to regulation by the FDA under the authority of the Food, Drug and Cosmetics Act, which we refer to as the "FDC Act", or the Public Health Service Act, which we refer to as the "PHS Act", or both. New drugs, as defined in the FDC Act, and new human biological drugs, as defined in the PHS Act, must be the subject of an FDA-approved new drug or biological license application before they may be marketed in the United States. Some prescription and other drugs are not the subject of an approved marketing application, but rather are marketed subject to the FDA's enforcement discretion and/or policies affecting our industry that could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The FDA has the authority and discretion to withdraw existing marketing approvals and to review the regulatory status of marketed products at any time. For example, the FDA may require an approved marketing application for any drug product marketed if new information reveals questions about a drug's safety or efficacy.

Virtually all aspects of our activities are regulated by federal and state statutes and government agencies. The manufacturing, processing, formulation, packaging, labeling, distribution and advertising of our products, and disposal of waste products arising from these activities, are subject to regulation by one or more Federal agencies, including the FDA, the Drug Enforcement Agency, which we refer to as the "DEA," the Federal Trade Commission, the Consumer Product Safety Commission, the U.S. Department of Agriculture, the Occupational Safety and Health Administration, and the Environmental Protection Agency, which we refer to as the "EPA," as well as by foreign governments in countries where we may be distributing some of our products.

Noncompliance with applicable government policies or requirements could subject us to enforcement actions, such as suspensions of manufacturing or distribution, seizure of products, product recalls, fines, criminal penalties, injunctions, failure to approve pending drug product applications or withdrawal of product marketing approvals. Similar civil or criminal penalties could be imposed by other government agencies, such as the DEA, the EPA or various agencies of the states and localities in which our products are manufactured, sold or distributed, and this could have negative ramifications for our Company. These enforcement actions could have a material adverse effect on our business, financial condition, results of operations and cash flows and investors may lose their investments.

While we believe that all of our pharmaceutical products comply with FDA enforcement policies, have approval pending or have received the requisite agency approvals, our marketing is subject to challenge by the FDA at any time. Through various enforcement mechanisms, the FDA can ensure that non complying drugs are no longer marketed and that advertising and marketing materials and campaigns are in compliance with FDA regulations. In addition, modifications, enhancements, or changes in manufacturing sites of approved products are in many circumstances subject to additional FDA approvals which may or may not be received and which may be subject to a lengthy FDA review process. Our manufacturing facilities and those of our third-party manufacturers are continually subject to inspection by governmental agencies. Manufacturing operations could be interrupted or halted in any of those facilities if a government or regulatory authority is unsatisfied with the results of an inspection. Any interruptions of this type could have a material adverse effect on our business, financial condition, results of operations and cash flows. We cannot determine what effect changes in regulations, enforcement positions, statutes or legal interpretations, when and if promulgated, adopted or enacted, may have on our business in the future. These changes could, among other things, require modifications to our manufacturing methods or facilities, expanded or different labeling, new approvals, the recall, replacement or discontinuance of certain products, additional record keeping and expanded documentation of the properties of certain products and scientific substantiation. These changes, or new legislation, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Other areas of regulatory compliance which affect our industry and our Company's ability to conduct business include:

- Federal and state anti-kickback laws;
- Federal and state false claims laws;
- Federal and state self referral and financial inducement laws, including the Federal Ethics in Patent Referrals Act of 1989, which is also referred to as the Stark Law;
- State laws regarding prohibition on the corporate practice of medicine;
- Federal and state laws regarding pharmacy regulations;
- State laws regarding prohibitions on fee-splitting; and
- Federal and state laws and regulations applicable to the privacy and security of certain health information and the use of electronic transaction and code sets, including the Health Insurance Portability and Accountability Act of 1986 and implementing regulations.

These federal and state laws and regulations are extremely complex. In many instances, the industry does not have the benefit of significant regulatory or judicial interpretation of these laws and regulations. It also is possible that the courts could ultimately interpret these laws in a manner that is different from our interpretations. While we believe that we are currently in compliance in all material respects with applicable laws and regulations, a determination that we have violated these laws, or the public announcement or perception that we are being investigated for possible violations of these laws, would have an adverse effect on our business, financial condition and results of operations. In addition to our affiliated practices, hospitals and other health care providers with which we or our affiliated practices have entered into various arrangements are also heavily regulated. To the extent that our arrangements with these parties or their independent activities fail to comply with applicable laws and regulations, our business and financial condition could be adversely affected.

Doctors Pharmaceutical Corporation

Risk Factors

Probable governmental regulation banning or removing an ingredient that is used in the pharmaceutical industry to manufacture medicines will result in removing the finished products from the market, or reformulation of the core pharmaceutical substances composition of the product, which is an expensive undertaking. This undertaking may result in a severe financial loss, with adverse consequences of a material nature, which may impact the future financial performance of our Company or may result in bankruptcy, and investors may lose their investments.

Inflationary costs such as upward trends in the price of energy use in the industry will have a material impact upon our Company's future financial performance.

A rise in the price of raw materials used in the pharmaceutical industry to make medicines may have a material adverse impact upon the future financial performance of our Company.

2. Risks in Research & Development.

While DPC strives for efficient R & D activities aimed at launching generic prescription drugs in the markets, if it turns out that the efficacy and safety of such prescription drugs does not meet the required level for approval, or if reviewing authorities express concern regarding the therapeutic effectiveness of such prescription drugs, DPC will have to abandon R & D activities for such drugs at that point, or will conduct additional clinical or non-clinical testing. As a result, DPC might be exposed to the risk of financial loss of costs incurred and investors may not recover the value of their investments.

3. Risks in Side Effects.

Although therapeutic drugs are only allowed placement on the market after approval for production and marketing following rigorous investigation by the competent authorities around the world, accumulated data during the post-marketing period might expose side effects not confirmed at launch. If side effects are known and identified beforehand, DPC will be required to describe such side effects in a "precautions" of the package insert to restrict usage of such drugs, or will be forced to discontinue sale of or recall such products, and if this occurs, costs incurred for such drugs will be sunk and unrecoverable and DPC may suffer severe financial loss, and investors may loss their investments.

A few of the prescription drugs which DPC has developed have been approved and clinically tested. These drugs pose certain risks through side effects. Paroxetine, a prescription drug, is a selective serotonin re-uptake inhibitor (a "SSRI"), and clinical tests and studies have demonstrated a correlation between SSRIs and suicidal death. In addition, DPC produces conjugated estrogen and recent medical studies show that conjugated estrogen, which is a hormone drug, causes breast cancer in women after prolonged use of the drug. The potential side effects posed by these drugs may expose the Company to risks of individual or class action lawsuits which would drain the Company of capital resources and subject them to insurance claims, potentially classify the Company as an ongoing financial concern, or put the Company out of business.

Doctors Pharmaceutical Corporation

Risk Factors

Other Various Risk Factors

DPC's business performance is exposed to various risks at present and in the future, and may experience unexpected fluctuations due to the occurrence of those risks. The issues below are a discussion of assumed main risks DPC might face in its business activities. DPC intends to work to prevent such occurrences, insofar as possible, while fully identifying these potential risks, and will ensure a precise response in the event of their occurrence.

You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition or results of operations.

In addition, the future events contained in these items are envisioned as of the end of this calendar term.

4. Risks in Intellectual Property Rights.

If it should become clear that DPC has infringed upon pending or existing drug patents in its in-house development of the generic prescription drugs, DPC may face costly litigation that may be beyond its financial resources, which will force the Company into bankruptcy and/or out of business and investors will bear the risk of losing all of their investments.

We also rely upon trade secrets, unpatented proprietary know-how and continuing technological innovation in order to maintain our competitive position. We cannot assure you that others will not independently develop substantially equivalent proprietary technology and techniques or otherwise gain access to our trade secrets and technology, or that we can adequately protect our trade secrets and technology. If we are unable to secure or enforce patent rights, trademarks, trade secrets or other intellectual property, our business, financial condition, results of operations and cash flows could be materially adversely affected.

We may not be successful in securing or maintaining proprietary and/or patent protection for products and technologies we develop or license. In addition, our competitors may develop products, including generic products, similar to ours using methods and technologies that are beyond the scope of our intellectual property protection, which could reduce our sales and adversely impact the future financial performance of our Company.

5. Risk of Lack of Capital to Implement Our Strategy to Grow Our Business Through Increased Sales Will Hurt Our Business Growth, and Our Competitive Position in the Pharmaceutical Industry May Suffer if the Foregoing Occur. In Addition, Investors are at Risk of Losing the Value of Their Investments.

Because the Company lacks financial resources, we cannot assure investors that we will be able to:

- Develop new drugs and line extensions for existing and acquired products.
- Open new sales and distribution channels to increase sales.
- Develop the technology or obtain FDA approval of new products, or new therapeutic indicators for existing products may make our existing products or those products we are licensing or developing obsolete. This may make them more difficult to market successfully, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

6. Risk Due to Consumers Buying Patterns and Other Factors.

Our results of operations, including product sales revenue in particular, may vary from quarter to quarter due to many factors. Consumers represent a substantial portion of all of our sales.

Buying patterns of our customers may vary from time to time. In the event customers with whom we do business determine to limit their purchases of our products, sales of our products could be adversely affected. For example, in advance of an anticipated price increase, many of our customers may order pharmaceutical products in larger than normal quantities. The ordering of excess quantities in any quarter could cause sales of some of our branded pharmaceutical products to be lower in subsequent quarters than they would have been otherwise. To a great extent, we rely on the accuracy of the data that each customer provides to us on a regular basis. Other factors that may affect quarterly results include expenditures related to the acquisition, sale and promotion of pharmaceutical products, a changing customer base, the availability and cost of raw materials, interruptions in supplies by third-party manufacturers, new products introduced by us or our competitors, the mix of products we sell, sales and marketing expenditures, product recalls, competitive pricing pressures, and consumer demand. We cannot assure you that we will be successful in maintaining or improving our profitability or avoiding losses in any future period.

7. Risk Due to Product Liability Claims or Product Recalls Could Harm Our Business and Investors May Lose Their Investments.

We face an inherent business risk of exposure to product liability claims in the event that the use of our technologies or products is alleged to have resulted in adverse effects. These risks exist for products in clinical development and with respect to products that have regulatory approval for commercial sale. While we have taken and will continue to take what we believe are appropriate precautions, we may not be able to avoid significant product liability exposure. We cannot assure you that the level or breadth of any insurance coverage will be sufficient to fully cover all potential claims. Also, adequate insurance coverage might not be available in the future at acceptable costs, if at all. For example, we cannot presently obtain product liability insurance for certain women's healthcare products. With respect to any product liability claims relating to these products, we could be responsible for any monetary damages awarded by any court or any voluntary monetary settlements. Significant judgments against us for product liability claims in excess of our insurance coverage or for which we have no insurance could have a material adverse effect on our business, financial condition, results of operations and cash flows and or bankruptcy and investors shall have no legal protection whatsoever, but may lose all of their investments in our Company.

Product recalls or product field alerts may be issued at our discretion or at the discretion of the FDA, other government agencies or other companies having regulatory authority for pharmaceutical product sales. From time to time, we may recall products for various reasons, including failure of our products to maintain their stability through their expiration dates. Any recall or product field alert has the potential of damaging the reputation of the product. To date, these recalls have not been significant and have not had a material adverse effect on our business, financial condition, results of operations and cash flows. However, we cannot assure you that our Company will not be affected by product recalls that may occur in the future. Therefore, any recalls of medicine that we produce or sell could materially affect our sales, the prescription trends for the products, or damage the reputation of the products. In these cases, our business, financial condition, results of operations and cash flows could be materially adversely affected.

8. Risk of Dependence Upon Key Personnel.

Our Company depends upon its key personnel and qualified scientific, technical and management staff to manage the day to day aspects of our corporate business. We believe that a critical component for our success will be the attraction and retention of qualified, professional scientific, technical, management and sales personnel. We may not be able to attract, hire, develop, motivate and retain experienced and innovative personnel. If we fail to do so, the loss of the services of members of our senior executive management team or other key personnel could cause us to make less successful strategic and innovative decisions which could reduce our ability to introduce new products and offer better services to our customers; and this could have an adverse effect upon our ability to operate our business and an adverse effect upon shareholder value.

9. Risks from Increases in the Costs of Production.

The Company's ability to produce prescription drugs at affordable prices as well as at a profit for the Company is dependent upon several factors, such as the cost of labor, interest rates on debt, equipment costs, raw material costs, facilities costs, and administrative expenses.

There are limited resources in the global pharmaceutical market. The raw materials for numerous prescription drugs are tied to factors which could bring a sharp rise in the cost of materials very quickly. Rising raw material costs would pose a threat not only to the Company's ability to market its products at affordable prices, but also threaten the ability of the Company to remain profitable.

10. Risk of Loss in Revenues Due to High Competition. The Industry is Highly Competitive, and Other Companies in Our Industry Have Much Greater Resources Than We Have.

In the industry, comparatively smaller pharmaceutical companies like us compete with large, global pharmaceutical companies with substantially greater financial resources for the acquisition of products in development, currently marketed products, technologies and companies. We cannot assure you that:

- we will be able to acquire commercially attractive pharmaceutical products, companies or technologies;
- additional competitors will not enter the market; or
- competition for acquisition of products in development, currently marketed products, companies and technologies will not have a material adverse effect on our business, financial condition and results of operations.

11. Risk of Insufficient Insurance Coverage.

Although we have an obligation to indemnify our officers, we may not have sufficient insurance coverage for this purpose and may be forced to cover the cost of indemnification ourselves, thereby reducing profitability. Our charter and bylaws require that we indemnify our directors and officers to the fullest extent possible under applicable law. Although directors' and officers' liability insurance to fund such obligations is available to our Company, if our insurance carrier should deny coverage, we would be forced to bear these indemnification costs directly, which could be substantial and may have an adverse effect upon our business, financial condition, results of operations and cash flows.

12. Risk of Loss in Revenues Due to Loss of Major Customers.

Our nutri-pharmaceutical products accounted for 100% of our revenues during calendar years 2004 and 2003. These products enabled us to perform significant research and development of our prescription drugs and provided funds for our operations. We expect these products to continue to provide substantial revenues in the foreseeable future. Accordingly, any factor affecting the sales of any of these products could have an adverse affect on our business, financial condition, results of operations and cash flows.

13. Risk Due to Reductions in Reimbursements for Prescription Drug Costs by Federal and State Governments, Medicaid, Medicare, Private Health Insurance Plans, Health Maintenance Organizations and Managed Care Organizations.

Federal and state governments and their programs of Medicaid and Medicare and other entitlement programs, private health insurance plans, health maintenance organizations and managed care organizations are commonly known as "third-party payors". These third-party payors set limits on reimbursements of prescription drug costs. Because of the growing size of the patient population covered by third party reimbursements, it is important to our business that we market our products to reimbursers that serve many of these organizations. Managed care organizations and other third-party payors try to negotiate the pricing of products to control their costs. Managed care organizations and pharmacy benefit managers typically develop reimbursement coverage strategies, including formularies, to reduce their costs for medications. Formularies can be based on the prices and/or therapeutic benefits of the available products. Due to their lower costs, generics receive more favorable reimbursement. The breadth of the products reimbursed varies considerably from one managed care organization to another and many formularies include alternative and competitive products or therapies for the treatment of particular medical conditions. Denial of a product from reimbursement can lead to its sharply reduced usage in the managed care organization patient population. If our products are not included within an adequate number of formularies or adequate reimbursement levels are not provided, our market share and gross margins could be negatively affected, as could our overall business and financial condition. We cannot assure investors that adverse reimbursement issues will not have a material effect on our business, financial condition, results of operations or cash flows.

14. Risk Due To Rising Interest Rates.

Domestic interest rates are presently at thirty year lows. However, should the cost of borrowing increase, this will place a substantial financial burden upon the Company if there is a need for increased capital to offer better services to consumers. Increased interest costs will increase the costs of production, increasing the cost of prescription drugs and thus decreasing the Company's yearly net income, and investors may suffer a loss in the value of their investments.

15. Risk of Loss of Sales Due to Switch from Prescription Drug to OTC Status.

The switch of some prescription drugs to over-the-counter (OTC) drug status will intensify competition and DPC's sales of the prescription form of such drugs could drop sharply, which may result in reduced revenues, a decrease in net income, and a reduction in shareholder value.

Doctors Pharmaceutical Corporation

History and Description of Business

Doctors Pharmaceutical Corporation (formerly Primex Corporation) was incorporated on July 14, 1995, under the laws of the State of Illinois. Since that time the Company has engaged in the business of developing, manufacturing and marketing nutri-pharmaceutical products to a diverse customer base: drugstores, medical facilities, wholesalers, supermarkets and mass merchandise stores throughout the United States.

Specifically, the Company develops, manufactures and markets over the counter nutri-pharmaceutical products which include enchinacea, hydroxy citric acid, melatonin, psyllium, carotenoids, coenzyme Q10, riboflavin, niacin, ginger, milk thistle, folic acid, vitamins A, B, C, D and E; ginkoba, garlique, Epsom salt, iron supplements, colon cleansers, ginsana, potassium chloride, one-a-day multivitamins, calcium, omega 3 fatty acids and nutritional drinks.

The Company has 39 temporary employees from a Temporary Personnel Contractor.

In 1997, DPC made a strategic decision to enter into the prescription drug market in addition to its nutri-pharmaceutical business in order to offer unique products to a broader customer base and generate larger revenue streams. In order to enhance this diversification, the Board of Directors of Primex formally changed the Company's legal name in February of 1997 to Doctors Pharmaceutical Corporation. As a result of this change and since that time, DPC has been researching and developing proprietary generic prescription drugs for manufacture and distribution to consumers. In 1998 DPC was formally approved as a National Drug Facility by the United States Food and Drug Administration (FDA).

On February 25, 2005, Doctors Pharmaceutical Corporation reached a milestone, which began in 1997, by successfully completing the development of (1) five hundred (500) proprietary generic prescription drugs within various drug classes and (2) forty-three (43) over-the-counter medicines. Out of these five hundred prescription drugs, four hundred and fifteen (415) have been approved by the FDA for manufacture and distribution to customers, and eighty five (85) are pending approval.

The 415 prescription drugs which have been approved are listed on page 46 - 60.

The Company's management employed highly qualified personnel in pharmacology, biochemistry, medicine and chemistry to develop and produce the 415 prescription drugs which have been approved by the FDA.

DPC has been operating for approximately ten (10) years and for the past eight (8) years has generated net income from its nutri-pharmaceutical business. The net profit generated by the nutri-pharmaceutical operation has been reinvested into DPC to fund the research and development of its prescription drug business.

Approximately $10 million and $7.3 million were spent during each of the last two calendar years on Company research and development activities and the amounts are expensed in the income statement of each respective year in accordance with generally accepted accounting principles. Fifteen independent scientist contractors worked on developing the products over a period of seven (7) years.

As a consequence of the FDA's approval of 415 prescription drugs for manufacture and distribution, the management of DPC is now seeking to raise capital for the purchase of facilities, raw materials and labor necessary to successfully bring these products to market. Specifically, management is in the process of setting up a factory direct Rx drug retail sales outlet in major markets throughout the United States and Canada.

Plan of Operation

Production and Distribution of Prescription Drugs

Doctors' Pharmaceutical plan of operation for the twelve months and beyond following the commencement of the proposed offering is to continue to manufacture and distribute its profitable nutri-pharmaceutical products and prescription drugs for the consumer market.

As a result of the FDA's approval of 415 generic prescription drugs for manufacture and distribution into the domestic marketplace, the management of DPC is now seeking to raise capital for the purchase of facilities, raw materials and labor necessary to successfully bring these products to market. Specifically, management is in the process of setting up a factory direct Rx drug retail sales outlet in major markets throughout the United States and Canada. Production is scheduled to begin in March of 2006. In order to meet the scheduled production quantities, the Company leases state of the art manufacturing equipment at affordable rates which enables the Company to produce a broad line of high quality tablets and capsules at a high output rate. The Company leases equipment usually over seven year lease terms and the leases possess bargain purchase options in the amount of $1.00 which may be exercised during the final month of the lease term. The Company expects to produce a total of 7.6 billion pharmaceutical drug tablets and capsules over 12 months; and 1.4 billion tablet/capsules of nutri-pharmaceutical products over a twelve month period following the date of commencement of this public offering. Within the same 12 month period, the Company also plans to formally implement the Doctors Pharmaceutical Product Distribution Plan - "Direct Sales Business Model". A significant strategy in this business model is the distribution of Doctors Pharmaceutical prescription drugs and nutri-pharmaceutical products directly to consumers at the lowest price and eliminate "middlemen retailers" high markup price. To accomplish this goal, the Company's first distribution center is scheduled to open in Chicago, Illinois, in June of 2006, and will be commonly known as "DOCTORS 39¢ PHARMACY CENTER". These pharmacy centers will sell the Company's prescription drugs and nutri-pharmaceutical products directly to consumers and the Company will continue to build from there.

Management plans to open approximately sixty (60) of these distribution centers in high traffic areas over a one year period. These centers will be strategically stationed in major markets and convenient geographical locations throughout the United States.

Doctors Pharmaceutical Corporation

Our business operations are year-round and non-cyclical. Raw materials used to make our products are readily available from various suppliers in the open market within the United States. The raw materials purchased for producing our drugs and nutri-pharmaceutical products are non-hazardous to the environment.

Doctors Pharmaceutical pays suppliers within their billing terms of net 30/45/60 days, and some suppliers also offer generous options of net 90 days. These terms of payment are a form of financing for the Company. Furthermore, the manufacturing equipment that the Company uses in its business are on monthly lease payment terms, which decreases the financial burden on the Company.

In addition, Doctors Pharmaceutical believes that the proceeds from the offering will satisfy its cash requirements for the time being and therefore it will not be necessary to raise additional funds in the next six months.

A rise in the price DPC pays for raw materials may have an impact on our future financial performance. Furthermore, probable government regulations banning or removing ingredients that are used in the pharmaceutical industry will result in removing the finished product containing that substance from the market, or the reformulation of the core pharmaceutical substance composition of the product. This would be an expensive undertaking which may result in reduced profits and may have a material adverse impact upon the future financial performance of our Company. Inflationary costs such as upward trends in the price of energy will have a material impact upon the future financial performance of our Company. (See Risk Factors on pages 7-14).

Marketing and Promotion

DPC's manufacturing, distribution, marketing and promotion plans are designed to capture a sizable amount of the consumer pharmaceutical market. The Company will accomplish these objectives by manufacturing a broad line of high quality and effective, generic prescription drugs of various drug classes that are comparable and therapeutically equivalent to widely distributed national brands. The target markets for our products include physicians, hospitals, managed-care facilities, direct individual consumers and other pharmaceutical sales companies.

New products are the lifeblood of pharmaceutical companies. Launching new products into markets is crucial to growth and survival in the domestic and global marketplaces. With increased pressure from generic and branded competitors, regulators, payors and managed organizations, the pharmaceutical industry has become fiercely competitive. The marketing landscape is undergoing dramatic changes, with new opportunities such as Direct-to-Consumer television advertising, print, radio, Internet, and sophisticated, pinpoint-targeted couponing programs. With hundreds of millions of dollars invested in marketing prescription drugs each year, the premium on efficient and cost effective marketing is higher than ever. In order to remain competitive in the pharmaceutical marketplace, we will utilize new (e.g. Internet, pinpoint targeted couponing) as well as traditional pharmaceutical marketing tactics (e.g., physician detailing, sampling, and medical education) to effectively market our products.

We will implement a marketing strategy to help us identify physicians' responsiveness to "detailing" and develop a "detailing" delivery plan based on brand objectives (e.g. profit maximization, new product expansion, etc.). We believe this will enable us to capture a significant segment of the consumer market for nutri-pharmaceuticals and prescription drugs. Since our products are highly effective generics and therapeutically equivalent to national and international brands, the introduction of our products through new and old marketing channels will enable us to disseminate information effectively about our quality and affordability into the global prescription drug market.

We will introduce our products through various electronic, wireless and print media such as television, Internet web advertising, medical and pharmaceutical trade magazines, newspaper promotions and radio. Our Company will emphasize the value of the 39¢ program for tablets or capsules of any prescription drug of any strength. This price is an average of 80% less than the national average price of our competitors' drugs in the retail drug sector.

Our marketing strategy will involve continually projecting our future volume and financial performance, and we will use marketing tools and feedback from our marketing efforts to improve our products and improve our financial planning. Our strategy includes understanding and evaluating the key drivers behind physician/patient drug choices—and how best to capture new market opportunities.

Market Competitors

Our Company's strategy is simple: to offer the highest quality nutri-pharmaceuticals and prescription drugs at the lowest price below average national market retail price. We can accomplish this because of our efficient, streamlined operations which enable us to manufacture our products at low direct costs and low overhead rates, which produce favorable profit margins. To be sure, we envision gaining a steady competitive advantage in the pharmaceutical market and a formidable leadership position in the industry even among brand name products and large pharmaceutical companies.

Another factor which enables our Company to offer low cost brand quality pharmaceuticals is the fact that many of the Company's competitors in the retail drug sector do not manufacture their own products. However, DPC manufactures and retails its own products to the consumer. This enables the Company to offer the drugs at lower prices due to the elimination of additional markups that retailers charge to consumers after purchasing the products from wholesalers or manufacturers. Some of our key retail competitors are Walgreens, Walmart, Kroger, Albertson, Eckard and Rite-Aid. These companies do not manufacture any products, but rather purchase them from drug wholesalers and manufacturers and then sell directly to the consumer. Industry practice is to add markups between 800% to 1000% of cost. The result is a higher price for the drugs which is paid for by the consumers at th check out counter. We eliminate a significant portion of these markups due to self promotion and self retailing.

With regard to the drug manufacturing sector, Doctors Pharmaceutical competitors are namely Milan Labs, Kings Pharmaceutical, Astra Zeneca, Pfizer, Barr Labs, Schering Plough, Merck, Abbott Labs, and Ivaxx. These drug manufacturers sell their drugs to middlemen/retailers that add high markups and sell at high retail prices to consumers. This channel of distribution through the middlemen/retailers by these drug manufacturers poses no competitive threat whatsoever to Doctors Pharmaceutical's distribution method of the direct sales business model to the consumer.

DPC has a significant advantage over these wholesalers due to the fact that the final products are not marked up as high as competitors' drugs and can therefore offer them to consumers at lower prices.

DESCRIPTION OF PROPERTY

New Facility Construction

The Company is planning to construct a corporate office complex which will accommodate full production facilities of its nutri-pharmaceutical division and prescription drug division, corporate management and administrative personnel, and the warehousing of finished goods.

This facility will be built on approximately 36 acres of vacant property in Chicago, Illinois, at a location two blocks East of Interstate 57 on 120th Street. At the present time there is a one story brick building fully constructed approximating 100,000 square feet on the vacant property. This facility will be sufficiently adequate for all Company operations and the additional vacant property will be suitable for expansion should that need arise. Doctors Pharmaceutical is leasing the property for the sum of $60,000 a year payable to the State of Illinois, which is the owner of the property. Doctors Pharmaceutical Corporation and the State of Illinois have negotiated and reached an understanding that the Company may purchase the 36 acre property at any time upon payment of the sum of $1 million to the State of Illinois from the proceeds of State of Illinois Industrial Development Revenue Bond (Doctors Pharmaceutical Corporation Project), which is now the in process for approval by the Illinois State Legislature. (See page 25).

Doctors Pharmaceutical Corporation

Management's Discussion & Analysis of Financial Conditions and Operations

Cautionary Factors That May Affect Future Results

The following discussion and analysis should be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere in this report. Certain statements contained herein that are not related to historical results including, without limitation, statements regarding the Company's business strategy and objectives, future financial position, expectations about pending litigation and estimated cost savings, are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act") and involve risks and uncertainties. Forward-looking statements may be identified by the use of words like "plans", "expects", "will", "anticipates", "estimates" and other words of similar meaning in conjunction with, among other things, discussions of future operations, financial performance, the Company's strategy for growth, product development, regulatory approval, market position and expenditures.

Although we believe that the assumptions on which these forward-looking statements are based are reasonable, there can be no assurance that such assumptions will prove to be accurate and actual results could differ materially from those discussed in the forward-looking statements. Investors are therefore cautioned not to place undue reliance on any forward-looking statements as a result of new information or future events and developments.

Factors that could cause or contribute to such differences include, but are not limited to, regulatory policies, competition from other similar businesses and markets, and general economic factors. All forward-looking statements contained in this discussion are qualified in their entirety by this statement.

Management's Objectives and Overview

The Company has been operating profitably in the nutri-pharmaceutical business for approximately eight (8) years and will continue to market such products in the foreseeable future. The Company will continue to monitor the demand for its nutri-pharmaceutical products in the marketplace and will make adjustments to production as consumer demand dictates. Management of the Company does not anticipate any significant decline in consumer demand but rather expects the request for nutri-pharmaceutical products and prescription drugs to increase with an increasing desire for healthier lifestyles, increases in global diseases and an increasing domestic demographic shift into older ages and life expectancies.

Since our inception in 1995, we have financed our operations primarily through the sale of equity securities and cash from the profits of the nutri-pharmaceutical business, and we have applied substantially all of our resources to research and development programs of generic prescription drugs. We have operated at a profit for most years since inception and, as of December 31, 2004, have accumulated retained earnings of $349 thousand.

Doctors Pharmaceutical Corporation

Management's Discussion & Analysis of Financial Conditions and Operations

We may incur mild operating losses over at least the next few years as we continue the commercialization of our prescription drugs, construct manufacturing and R&D facilities, and build our corporate office.

Our revenues from operations have come primarily from the sale of our nutri-pharmaceutical products to distributors, hospitals and doctors. Our expenses have consisted primarily of research and development and administrative costs. We believe our future operating results may be subject to quarterly fluctuations due to a variety of factors, including how soon and how fast we are able to make our products and open our own factory direct retail distribution centers in major markets in the United States.

The target markets for our products include physicians, hospitals, managed-care facilities, direct individual consumers and other pharmaceutical sales companies.

Our marketing strategy involves continually projecting our future volume and financial performance and we will use marketing tools and feedback from our marketing efforts to improve both our products and financial planning. Our strategy includes understanding and evaluating the key drivers behind physician/patient drug choices-and how best to capture new market opportunities.

Doctors Pharmaceutical Corporation

Management's Discussion & Analysis of Financial Conditions and Operations

The following table sets forth, for calendar years ended 2004, 2003, 2002, major revenue and expense categories from the Company's income statement, expressed as a percentage of net sales.

	Years Ended December 31,		
	2004	2003	2002
Net Sales	100%	100%	100%
Cost of Sales	39	38	36
Gross Profit	61	62	64
Operating Expenses:			
General and Administrative	2	2	2
Research and Development	49	48	50
Discontinued Operations	6	-	-
Selling	8	11	10
	65	61	62
Operating Income	(4)	1	2
Interest Expense	0	0	0
Income Before Income Taxes	(4)	1	2
Income Taxes	0	(.5)	(.8)
Net Income After Taxes	(4)	.5	1.2

Calendar Year 2004 Compared to Calendar Year 2003

The Company's net sales increased from $15,408,000 in 2003 to $20,392,000 in 2004. This represents an increase of $4,984,000 or 32%. This increase is due to additional unit sales of one-a-day multivitamins, omega 3 fatty acids, colon cleanser, Vitamins A, B, C, D & E, ginkoba, ginsana, niacin, echinacea and garlique. The sales of these products accounted for 83% of net sales for calendar year 2004 and 71% of net sales for calendar year 2003. Sales of certain nutritional drinks decreased due to customers' reactions to price increases initiated in the beginning of calendar year 2003 to cover increased costs of raw material.

Gross profit increased from $9,553,000 in calendar year 2003 to $12,383,000 for calendar year 2004. This represents an increase of $2,830,000, or 30% for calendar year 2004 compared to calendar year 2003. The gross profit percentage was steady at 62% for 2003 and 61% for 2004. The increase in actual gross profit resulted from increased sales of higher margin products such as ginsana and niacin, psyllium, ginger, garlique, omega 3 fatty acids, ginkoba, echinacea and colon cleanser, as well as cost reductions due to productivity improvements.

Management's Discussion & Analysis of Financial Conditions and Operations

Operating expenses increased from $9,366,000 in calendar year 2003 to $12,186,000 in calendar year 2004. This represents an increase of $2,820,000 or 30% from 2003 to 2004. Operating expenses as a percentage of net sales were 60% for calender year 2004 as compared to 61% for the 2003 calendar year. The expense categories which comprise operating expenses are selling, general and administrative, research and development and depreciation. General and administrative expenses increased from $271,000 in calendar year 2003 to $402,000 in calendar year 2004. This represents a percentage increase of 48% from 2003 to 2004. General and administrative expenses as a percentage of net sales went up from 1.8% in 2003 to 2.0% in 2004. This increase resulted from higher fixed and variable production costs in order to produce more capsules and tablets to meet increasing customer demand. Selling expenses increased from $1,643,000 in calendar year 2003 to $1,717,000 in calendar year 2004. This reflects a percentage increase of 4.5%. Selling expenses as a percentage of net sales were 10.7% in 2003 as compared to 8.4% in 2004. Selling expenses were relatively constant and reflect management's continued development of the Company's strategic diversification plan for prescription drugs. Discontinued operations resulted in charges of $651,000 in calendar year 2004 and additional charges of $1,400,000 through November 30, 2005. The charges to discontinued operations are due principally to the gradual removal of the nutritional drinks product line as a result of poor performance over several years. The charges are comprised mostly of labor, inventory and equipment and facilities used in the nutritional drinks division.

Research and development costs rose from $7,372,000 in 2003 to $9,986,000 in 2004. As a percentage of net sales, research and development in 2003 was 48% and for 2004 was 49%. This was due to increasing research and development of the prescription drugs for FDA approval. For the year ended December 31, 2004, the Company sustained a net loss of $454,000 due principally to discontinued operations of the nutritional drinks product lines. Net income before Federal and state income taxes was $187,000 for 2003.

Calendar Year 2003 Compared to Calendar Year 2002

The Company's net sales increased from $14,917,000 in 2002 to $15,408,000 in 2003. This represents an increase of $491,000, or 3.3%. This increase resulted primarily from increased unit sales of nutri-pharmaceutical remedies, namely ginkoba, garlique, ginsana, multivitamins, vitamins A, B, C, D & E, omega 3 fatty acids, colon cleanser, calcium and iron supplements. Also, sales of certain nutritional drinks in 2003 decreased due to customers' reactions to price increases initiated in the beginning of calendar year 2003 to cover increase costs of raw material. Increases in sales of herbal remedies, one-a-day multivitamins, colon cleanser and omega 3 fatty acids benefited from positive media exposure, the results of scientific studies, and consumers' increasing awareness of the potential health benefits of these products. Sales of potassium chloride and Epsom salt were relatively unchanged between calendar years 2003 and 2002, reflecting a reduced but steady market for these products and continued competition from new competitors.

Gross profit increased slightly from $9,528,000 in calendar year 2002 to $9,553,000 for calendar year 2003. This represents an increase of $25,000 or .3% from calendar year 2002 to calendar year 2003. The gross profit percentage was steady but down from 64% in 2002 to 62% in 2003. Cost increases in certain material components of nutritional drinks resulted in higher cost of sales and a decline in gross profits from 2002 to 2003.

Operating expenses increased from $9,318,000 in calendar year 2002 to $9,366,000 in calendar year 2003. This represents an increase of $48,000, or .5% from 2002 to 2003. Operating expenses as a percentage of net sales were 62% for calendar year 2002 as compared to 61% for the 2003 calendar year. The expense categories which comprise operating expenses are selling, general and administrative, research and development and depreciation. General and administrative expenses increased from $258,000 in calendar year 2002 to $271,000 in calendar year 2003. This represents a percentage increase of 5.0% from 2002 to 2003. General and administrative expenses as a percentage of net sales remained steady at 1.7% in 2002 and 1.8% in 2003. There was a slight increase in contract labor from 2002 to 2003. Selling expenses increased from $1,592,000 in calendar year 2002 to $1,643,000 in calendar year 2003. This reflects a percentage increase of 3.2%. Selling expenses as a percentage of net sales were 10.8% in 2002 as compared to 10.3% in 2003. Selling expenses were relatively constant and reflect management's continued development of the corporate strategic diversification plan for prescription drugs as well as decreased advertising for the nutritional drinks products. The slight increase in selling expenses is due primarily to smaller, more frequent shipments to customers, higher inventory levels and increased sales volume.

Research and development expenses were $7,388,000 in 2002 and $7,372,000 in 2003. Research and development as a percentage of net sales was 50% during calendar 2002 and 48% during calendar year 2003. This was due to the increasing research and development of prescription drugs. For the year ended December 31, 2002, the Company generated net income before taxes of $210,000, and for 2003 generated net income before taxes of $187,000.

Research and Development

The Company incurred costs of approximately $9.9 million, $7.4 million, and $7.4 million in calendar years 2004, 2003 and 2002, respectively, in research and development. The expenditures for research and development as a percentage of total Company-wide operating expenses were 82%, 79% and 79% for the years ended December 31, 2004, 2003 and 2002. Research and development costs are due to the continued research and development of the hundreds of prescription drugs in order to obtain FDA approval for those drugs. This has been occurring steadily over the past eight years since DPC made a strategic decision to enter into the prescription drug business.

Liquidity and Capital Resources

1. Our business requires significant cash resources in order to support its operating activities and fund the new corporate and operating facilities projects. Since inception, we have funded our operations primarily through the sale of equity securities and profits generated from our business.

Doctors Pharmaceutical Corporation

Management's Discussion & Analysis of Financial Conditions and Operations

From the inception of our business through December 31, 2004, we have received approximately $9 million in net proceeds from sales of our equity securities.

2. At December 31, 2004, we had approximately $4.5 million in cash compared with $1.9 million at December 31, 2003. At December 31, 2004, we had net working capital of $5.5 million, compared with net working capital of $ 4.8 million at December 31, 2003. Our research and development operations to date have consumed substantial amounts of cash but are expected to decline in the coming years due to the full development of our products and their approval by the FDA.

3. Net cash provided by financing activities totaled $3.0 million for the year ended December 31, 2004, compared with $2.04 million used in financing activities for the year ended December 31, 2003. The increase in net cash provided by financing activities during the years ended December 31, 2004 and 2003 was primarily due to additional capital contributions by the stockholders or proceeds from the sales of securities.

4. We expect to satisfy our additional capital needs through municipal bonding, public sales of our securities, debt financings, and cash generated by the net profit of the business.

5. The Company plans on using various equity and debt financing mechanisms in order to raise additional capital to fund its operations and construct a new corporate facility. If it is necessary in the future the Company may offer its corporate stock to the public in a secondary offering to raise ½ billion dollars for working capital and to open up 500 or more Doctors 39¢ Pharmacy Stores in strategic major markets in calendar year 2006 through calendar year 2009.

We intend to incur additional long term debt in the amount of $200 million in calendar years 2005 and 2006 in order to finance the following capital projects:

1. A one story glass building approximating 200,000 square feet for corporate headquarters;

2. A one story brick building of approximately 450,000 square feet which will be our state-of-the-art manufacturing facility; and

3. A one story brick building of approximately 150,000 square feet which will house our state-of-the-art research and development facilities.

The revenue bond is suitable to our Company for the following reasons:

1. The bond does not have any restrictive loan covenants, or minimum levels of tangible net worth, or interest coverage and funded debt ratios;

2. The bond covenants and their associated agreements and indentures impose no legal restrictions upon our Company from issuing our own corporate bonds should that need arise;

3. The revenue bond debt will be secured by a letter of credit and a security interest in the assets financed;

4. The debt bears a low interest rate of 4% and contains mandatory sinking fund redemption through the final maturity of 36 years.

Additional resources have been dedicated to the development of new business opportunities which will fully utilize the available capacity in the Company's manufacturing facility which is under plan for construction in calendar year 2006. We have directed substantial energy to planning and developing efficient and state of the art high quality production standards in this new manufacturing facility.

Doctors Pharmaceutical Corporation

Critical Accounting Policies and Estimates

Critical Accounting Estimates

The Company's significant accounting policies are described in Note 1 of the financial statements. However the Company believes that the understanding of certain key accounting policies and estimates is essential to achieving more insight into the Company's operating results and financial condition.

Use of Critical Accounting Estimates

Management's Discussion and Analysis of Results of Operations and Financial Condition are based upon the Company's financial statements that have been prepared in accordance with accounting principles generally accepted in the U.S.

On an on-going basis, we evaluate our estimates and judgments. We base our estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those amounts and materially different amounts could be reported under different assumptions. In addition, there are inherent uncertainties in judgments and estimates. Significant estimates include revenue recognized for sales rebates, income taxes, inventory valuation and related reserves for obsolescence, accounts receivable exposure, long lived assets, research and development, employee pensions and benefit plans, and accounting for stock options.

Inventory Policies

We value our inventory at the lower of cost, based on the last-in first-out (LIFO) cost method, or the current estimated market value of the inventory (see note 3 to the financial statements). We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon current fair value in the marketplace, assumptions about future demand, and market conditions. If actual future demand or market conditions differ from those projected by us, additional inventory valuation adjustments may be required. These additional valuation adjustments would be included in cost of goods sold.

In November 2004, the FASB issued *SFAS No. 151, Inventory Costs.* This statement clarifies the accounting for the abnormal amount of idle facilities expense, freight, handling costs and wasted material. This statement requires that those items be recognized as a current period expense. In addition, the statement requires that allocation of fixed overhead to the cost of conversion be based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred after December 31, 2005. It has not yet been determined by management whether the adoption of this statement will have a material effect on the financial statements of DPC.

Doctors Pharmaceutical Corporation

Critical Accounting Policies and Estimates

Revenue Recognition Policies

We recognize product revenue, net of discounts, returns, and rebates, in accordance with *Statement of Financial Accounting Standards (SFAS) No. 48, Revenue Recognition When the Right of Return Exists, and Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition.*

As required by these standards, revenue is recorded when 1) persuasive evidence of a sales arrangement exists, 2) delivery has occurred, 3) the buyer's price is fixed or determinable, 4) contractual obligations have been satisfied, and 5) collectibility is reasonably assured. These requirements are met, and sales and related cost of sales are ordinarily recognized upon the shipment of products, or in the case of consignment inventories, upon the notification of usage by the customer. We record estimated reductions to revenue for customer programs and other volume-based incentives. Should the actual level of customer participation in these programs differ from those estimated, additional adjustments to revenue may be required. We also allow credit for products returned within our policy terms. We record an allowance for estimated returns at the time of sale based on historical experience, recent gross sales levels, and any notification of pending returns. Should the actual returns differ from those estimated, additional adjustments to revenue and cost of sales may be required. These returns have historically been less than 2% of net sales and are recorded as an adjustment to revenue.

Accounts Receivable Policies

We market our products to a diverse customer base, principally throughout the United States. We grant credit terms in the normal course of business to our customers, primarily hospitals, doctors and distributors. We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer's current credit worthiness, as determined through review of their current credit information. We continuously monitor collections and payments from customers and maintain allowances for doubtful accounts (see note 2 to the financial statements) for estimated losses resulting from the inability of some of our customers to make required payments. Estimated losses are based on historical experience and any specifically identified customer collection issues. If the financial condition of our customers, or the economy as whole, were to deteriorate resulting in an impairment of our customers' ability to make payments, additional allowances may be required. These additional allowances for estimated losses would be included in selling, general and administrative expenses. Historically, the accounts receivable allowance for doubtful accounts has been less than 1% of total yearly revenues.

Concentration of Credit Risk

FASB Statement No. 105 requires disclosure of information about financial instruments with concentrations of credit risk. Financial statements are defined as cash, evidence of an ownership interest in an entity, or a contract that both a) imposes on one entity a contractual obligation (1) to deliver cash or another financial instrument to a second entity, or (2) to exchange financial instruments on potentially unfavorable terms with the second entity, and b) conveys to that second entity a contractual right (1) to receive cash or another financial instrument from the first entity, or (2) to exchange other financial instruments on potentially favorable terms with the first entity. Credit risk is defined as the risk of a counter party's failure to perform according to the terms of the contract.

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, short term investments and accounts receivable. The Company has established guidelines relative to diversification in order to maintain safety and liquidity. These guidelines are reviewed periodically and modified to take advantage of trends in yields and interest rates.

The Company grants credit primarily to companies throughout the United States, Europe and Canada. The Company invests its cash periodically in short term U.S. Treasury and U.S. Agency securities, which are financial instruments of institutions and corporations with strong credit ratings. The Company's cash balances are federally insured up to $100,000 by the Federal Deposit Insurance Corporation (FDIC). During the calendar years ended 2004, 2003 and 2002, the Company did not experience any material losses on its short term fixed investments.

The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other financial information. Generally, the Company does not require collateral to support customer receivables.

Stock-Based Compensation

The valuation of the stock options is based upon the per share stock price of the Company at the date of grant. The valuation of private company stock is based upon estimates and assumptions in the Black-Scholes model (or other accepted valuation models) that could result in a different per share stock price at the date of grant than that allowed in the marketplace.

There is uncertainty due principally to the fact that there is not a "readily determinable fair value" with private stock as there is with publicly traded stock, and stock valuation models have been introduced and used to assist in valuing private stock where there is not a readily determinable fair value. The assumptions and estimates used to value private stock at the option grant date could result in option values that are materially different from the actual value in the marketplace, which could result in option values that would exceed the grant price, and subject the Company to recording the excess value of the stock as additional compensation and reduce reported earnings in accordance with *APB No. 25, SFAS No. 123, and SFAS No. 148.*

Long Lived Assets

The Company assesses changes in economic conditions and strategic priorities and makes assumptions regarding estimated future cash flows in evaluating the value of the Company's fixed assets and other non-current assets. As these assumptions and estimates may change over time, it may or may not be necessary for the Company to record impairment charges.

Doctors Pharmaceutical Corporation

Critical Accounting Policies and Estimates

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (the use of different depreciation methods and lives for financial statements and income tax purposes), allowance for doubtful receivables (deductible for financial statements purposes but not for income tax purposes), and profit on installment sales (deferred for income tax purposes but recognized for financial statements purposes).

The deferred tax assets and liabilities represent the future tax return consequences of those differences (the difference between financial statement carrying amounts of existing assets and liabilities and their respective tax bases at enacted tax rates) at their present value, which will either be taxable or deductible when the assets and liabilities are recovered, realized or settled. Deferred taxes are also recognized for operating losses and tax credits that are available to offset future taxable income. Valuation allowances are provided if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be recognized.

Research and Development Costs

Internal research and development costs are expensed as incurred. Clinical trial costs incurred by third parties are expensed as the contracted work is performed. Where contingent milestone payments are due to third parties under research and development arrangements, the milestone obligations are expensed when the milestone results are achieved.

Doctors Pharmaceutical Corporation

Balance Sheets

November 30, 2005 and December 31, 2004

Assets

	(In thousands) November 30, 2005	December 31, 2004
CURRENT ASSETS		
Cash	$ 5,492	$ 4,511
Accounts Receivable, Net (Notes 1, 2)	997	374
Inventory, Net of Reserves (Notes 1, 3)	519	1,208
Prepaid Expenses (Note 1)	$ 14	$ 26
TOTAL CURRENT ASSETS	***$ 7,022***	***$ 6,119***
PROPERTY, PLANT & EQUIPMENT		
Fixed Assets, Net (Notes 1, 4)	3	4
OTHER ASSETS		
Investments, Net (Notes 1, 5)	$ 4,284	$ 4,270
TOTAL ASSETS	***$ 11,309***	***$ 10,393***

The accompanying notes are an integral part of these financial statements.

Doctors Pharmaceutical Corporation

Balance Sheets

November 30, 2005 and December 31, 2004

Liabilities and Equity

	(In thousands) November 30, 2005	December 31, 2004
CURRENT LIABILITIES		
Accounts Payable	$ 282	$ 416
Accrued Salaries	478	-
Notes and Loans Payable	-	-
Sales Return and Allowance Reserve	285	160
Income Taxes Payable	$ 281	$ 70
TOTAL LIABILITIES	***$ 1,326***	***$ 646***
STOCKHOLDER'S EQUITY		
Preferred Stock, NPV		
300,000 Shares authorized, none issued	$ -	$ -
Common Stock, NPV		
5,000,000 Shares authorized		
900,000 Shares issued and outstanding	9,000	9,000
Unrealized Holding Gains on		
Available-For-Sale Investments	634	620
Retained Earnings	$ 349	$ 127
TOTAL STOCKHOLDER'S EQUITY	***$ 9,983***	***$ 9,747***
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	***$ 11,309***	***$ 10,393***

The accompanying notes are an integral part of these financial statements.

Doctors Pharmaceutical Corporation

November 30, 2005 and December 31, 2004

Statements of Changes in Stockholders' Equity

	(In thousands) 2005	2004
Beginning Retained Earnings, January 1	$ 127	$ 581
Unrealized Holding Gains on Available-For-Sales Securities – Beginning	620	170
Unrealized Holding Gains on Available-For-Sale Securities (12 months activity)	14	450
Common Stock 5,000,000 Shares authorized, NPV 900,000 Shares issued and outstanding	9,000	9,000
Dividends Paid	-	-
Net Income (Loss) After Taxes	$ 222	$ (454)
Stockholders' Equity, December 31	***$ 9,983***	***$ 9,747***

The accompanying notes are an integral part of these financial statements.

Doctors Pharmaceutical Corporation

Statements of Cash Flows

For the Eleven Months Ended November 30, 2005, and the Years Ended December 31, 2004 and 2003

	(In thousands) November 30, 2005	December 31, 2004	December 31, 2003
OPERATING ACTIVITIES:			
Net Income	*$ 222*	*$ (454)*	*$ 117*
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation & amortization	$ 1	$ 81	$ 80
(Increase) decrease in:			
Receivables	(623)	69	(234)
Inventories	689	(389)	(498)
Investments & prepaid expenses	12	438	156
Increase (decrease) in:			
Accounts payable	(134)	(147)	(795)
Accrued salaries	478	(115)	77
Return and allowance reserve	125	42	(75)
Income Taxes Payable – Current	$ 211	$ 0	$ 70
Net cash provided by (used in) operating activities	***$ 981***	***$ (475)***	***$(1,102)***
INVESTING ACTIVITIES			
Net cash provided by investing activities	***$ 0***	***$ 0***	***$ 0***
FINANCING ACTIVITIES			
Proceeds from sales of securities	$ 0	$ 3,000	$ 2,035
Net cash provided by financing activities	***$ 0***	***$ 3,000***	***$ 2,035***
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**$ 981**	**$ 2,525**	**$ 933**
CASH & CASH EQUIVALENTS, BEG.	**$ 4,511**	**$ 1,986**	**$ 1,053**
CASH & CASH EQUIVALENTS, ENDING	***$ 5,492***	***$ 4,511***	***$ 1,986***

The accompanying notes are an integral part of these financial statements.

Doctors Pharmaceutical Corporation

Statements of Cash Flows

For the Eleven Months Ended November 30, 2005,
and the Years Ended December 31, 2004 and 2003

	(In thousands) November 30, 2005	December 31, 2004	December 31, 2003
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash paid during the year for:			
Interest	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -

The accompanying notes are an integral part of these financial statemens.

Doctors Pharmaceutical Corporation

Income Statements

For the Eleven Months Ended November 30, 2005, and the Years Ended December 31, 2004, 2003 and 2002

	(In thousands)			
	November 30, 2005	December 31, 2004	December 31, 2003	December 31, 2002
Sales	$ 21,993	$20,943	$ 15,813	$15,283
Less: Returns & Allowances	$ 426	$ 551	$ 405	$ 366
Net Sales	$ 21,567	$20,392	$ 15,408	$14,917
Cost of Sales	$ 8,698	$ 8,009	$ 5,855	$ 5,389
Gross Profit	***$ 12,869***	***$12,383***	***$ 9,553***	***$ 9,528***
Operating Expenses:				
General & Administrative	$ 575	$ 402	$ 271	$ 258
Research & Development	8,011	9,986	7,372	7,388
Selling	2,450	1,717	1,643	1,592
Depreciation	$ -	$ 81	$ 80	$ 80
Total Operating Expenses	***$ 11,036***	***$12,186***	***$ 9,366***	***$ 9,318***
Discontinued Operations	$ 1,400	$ 651	$ 0	$ 0
Net Income Before Taxes	$ 433	$ (454)	$ 187	$ 210
Provision for Income Taxes:				
Federal	$ (167)	$ -	$ (56)	$ (63)
State	$ (44)	$ -	$ (14)	$ (16)
Net Income After Taxes	***$ 222***	***$ (454)***	***$ 117***	***$ 131***

The accompanying notes are an integral part of these financial statements.

Doctors Pharmaceutical Corporation

Notes to Financial Statements

November 30, 2005, and December 31, 2004, 2003 and 2002

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Doctors Pharmaceutical Corporation ("DPC") is presented to assist in understanding DPC's financial statements. The financial statements and notes are representations of DPC's management, who is responsible for their integrity and objectivity.

History and Description of Business

Doctors Pharmaceutical Corporation (formerly Primex Corporation) was incorporated on July 14, 1995, under the laws of the State of Illinois. Since that time the Company has engaged in the business of developing, manufacturing and marketing nutri-pharmaceutical products to a diverse customer base: drugstores, medical facilities, wholesalers, supermarkets and mass merchandise stores throughout the United States.

Specifically, the Company develops, manufactures and markets over the counter nutri-pharmaceutical products which include enchinacea, hydroxy citric acid, melatonin, psyllium, carotenoids, coenzyme Q10, riboflavin, niacin, ginger, milk thistle, folic acid, vitamins A, B, C, D and E; ginkoba, garlique, Epsom salt, iron supplements, colon cleansers, ginsana, potassium chloride, one-a-day multivitamins, calcium, omega 3 fatty acids and nutritional drinks.

In 1997, DPC made a strategic decision to enter into the prescription drug market in addition to its nutri-pharmaceutical business in order to offer unique products to a broader customer base and generate larger revenue streams. In order to enhance this diversification, the Board of Directors of Primex formally changed the Company's legal name in February of 1997 to Doctors Pharmaceutical Corporation. As a result of this change and since that time, DPC has been researching and developing proprietary generic prescription drugs for manufacture and distribution to consumers. In 1998 DPC was formally approved as a National Drug Facility by the United States Food and Drug Administration (FDA).

The Company has 415 generic prescription drugs which have been approved by the FDA. Beginning in 2006, the Company will begin manufacturing and distribution of these drugs to consumers and also will continue to manufacture and distribute nutri-pharmaceutical products.

Use of Estimates

These financial statements have been prepared in accordance with generally accepted accounting principles in the United States and necessarily include amounts based on estimates and assumptions by management that affect the reported amounts of assets and liabilities, financial position and various permanent disclosures.

NOTE 1: ***SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES***
(Con't.)

Cash & Cash Equivalents

The Company considers all highly liquid investments with original maturities of three (3) months or less to be cash equivalents. The Company ordinarily invests and reinvests its cash in fixed income securities of three (3) months or less.

Revenue Recognition

We recognize product revenue, net of discounts, returns, and rebates in accordance with *Statement of Financial Accounting Standards (SFAS) No. 48, Revenue Recognition When the Right of Return Exists, and Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition.*

As required by these standards, revenue is recorded when 1) persuasive evidence of a sales arrangement exists, 2) delivery has occurred, 3) the buyer's price is fixed or determinable, 4) contractual obligations have been satisfied, and 5) collectibility is reasonably assured. These requirements are met, and sales and related cost of sales are ordinarily recognized upon the shipment of products, or in the case of consignment inventories, upon the notification of usage by the customer. We record estimated reductions to revenue for customer programs and other volume-based incentives.

Inventories

Inventories are stated at the lower of cost, based on the last-in first-out (LIFO) cost method, or the current estimated market value of the inventory.

Property, Plant & Equipment

Property, plant and equipment are initially recorded at cost and stated at net book value, which is cost less accumulated depreciation. Additions, improvements and major replacements are capitalized. Maintenance, repairs and minor replacements are expended as incurred.

Depreciation is computed using both the declining-balance and straight-line methods. Buildings are depreciated over 25 to 40 years; building improvements over 7-10 years; leasehold improvements over the life of the lease of the remaining useful life, whichever is shorter; and equipment 3 to 15 years. In accordance with *SFAS 121, "Accounting for Long-Lived Assets and Long-Lived Assets to be Disposed Of"*, we evaluate property, plant and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable.

NOTE 1: ***SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*** *(Con't.)*

Prepaid Expenses

Insurance is accounted for under the accrual method of accounting. At period end an adjustment is made for the unamortized portion of general liability, workers compensation and umbrella insurance for the fiscal year. Insurance is amortized ratably based upon the number of months expired in the policy and the remainder is capitalized as a prepaid expense, amortized as the monthly periods elapse. At November 30, 2005, and December 31, 2004, the total unamortized portion of insurance was $14,000 and $26,000, respectively.

Investments

The Company reports its investments in equity securities under the provisions of *SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities.* Investments in equity securities that have readily determinable fair values and which are not "Trading Securities" are classified as "Available-for-Sale" and are recorded at fair value and excluded from earnings reported with any unrealized holding gains or losses, net of tax, reported as a net amount in a separate component of stockholders' equity called "Unrealized Holding Gains on Available-For-Sale Investments". This item is ordinarily classified in the financial statements as "Accumulated Other Comprehensive Income".

Stock-Based Compensation

We are permitted under SFAS No. 123, *Accounting for Stock-Based Compensation,* and SFAS No. 148, *Accounting for Stock Based Compensation – Transition and Disclosure – an amendment of SFAS No. 123,* to apply Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees.* Accordingly, we do not recognize compensation expense related to employee stock options, since options are always granted at a price equal to or less than the market price on the day of grant. We use the intrinsic value method allowed under APB No. 25 when accounting for our stock-based compensation.

The intrinsic value method of accounting provides no compensation expense if the option price is greater than or equal to the market price of the stock at the grant date. The Company has provided management with compensation that is not expensed on the income statement because the option strike prices on the date of the grants were equivalent to or less than the market values on that date. Beginning no later than July 1, 2005, *SFAS No. 123* requires that the fair value of the stock options be recorded in the results of operations and amortized as an expense over the vesting periods. The Company will change its accounting method accordingly. Management has determined that the adoption of this statement has no material effect on the financial statements of DPC.

NOTE 1: *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*
(Con't.)

Income Taxes

Income taxes are recorded based on amounts refundable or payable in the current year and include the results of any differences between U.S. GAAP accounting and U.S. tax reporting that are recorded as deferred tax assets or liabilities. The Company records deferred tax assets and liabilities based on current tax regulations and rates. Changes in tax laws and rates that may affect these deferred tax assets and liabilities are recorded in the future. Management believes that changes in these estimates would not have a material effect on the Company's results of operations, cash flows, or financial position.

Contingencies

The Company records accruals for various contingencies including legal proceedings and product liability cases as they arise in the normal course of business. The accruals are based on management's judgment as to the probability of losses, opinions of legal counsel and where applicable, actuarially determined estimates. Additionally, the Company records insurance receivable amounts from third party insurers based on the probability of recovery. As appropriate, reserves against these receivables are recorded for estimated amounts that may not be collected from such third party insurers. As of December 31, 2004, 2003 and 2002, there have been no significant anticipated losses or receivables which would require accrual at those balance sheet dates.

New Pronouncements

The FASB Staff issued *FASB Staff Position (FSP) No. 106-1, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,* in December, 2003. This FASB Staff Position is effective for financial statements of fiscal years ended after December 7, 2003, coincident with the signing of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("the Act"). The Act provides for, among other things, a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. While *SFAS 106, Employers' Accounting for Postretirement Benefits Other Than Pensions,* explains the accounting treatment for retiree health care plans, the guidance does not include the accounting for federal subsidies. FSP 106-1 permits companies to defer accounting for the Act under *SFAS 106* until such time as the effects on the companies' retirement obligations can be accurately predicted. Because our postretirement medical benefits do not include the features represented by the Act, it will not have any impact on the retirements benefits recorded in our future financial statements. However, we believe the Act will provide for increased spending by Medicare recipients and will potentially result in increased earnings for DPC in the future.

NOTE 1: ***SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*** *(Con't.)*

Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth in the financial statements and notes to DPC's financial statements below for the Company's financial instruments. The carrying amount of cash, cash equivalents, accounts receivable, other current assets and accounts payable approximate fair value because of the short maturity of those instruments.

NOTE 2: ***ACCOUNTS RECEIVABLE***

At November 30, 2005, and December 31, 2004, accounts receivable consist of the follows:

	November 30, 2005	December 31, 2004
Accounts Receivable - Gross	$ 1,101	$ 393
Less: Allowance for Doubtful Accounts	$ (104)	$ (19)
Accounts Receivable - Net	***$ 997***	***$ 374***

NOTE 3: ***INVENTORIES***

At November 30, 2005, and December 31, 2004, inventories consist of the following:

	November 30, 2005	December 31, 2004
Raw Materials	$ 158	$ 469
Work in Progress	95	176
Finished Goods	293	629
Less: Reserves for Obsolescence and Unmarketable Inventory	$ (27)	$ (66)
Inventory – Net of Reserves	***$ 519***	***$ 1,208***

NOTE 4: FIXED ASSETS

At November 30, 2005, and December 31, 2004, fixed assets consist of the following:

	November 30, 2005	December 31, 2004
Equipment and fixtures	$ 405	$ 405
Less: Accumulated Depreciation	(402)	(401)
Fixed Assets – Net	*$ 3*	*$ 4*

NOTE 5: INVESTMENTS

Investments consist solely of 10,000 ounces of gold equities, which the Company has available-for-sale. At November 30, 2005, and December 31, 2004, gold investments consist of the following:

	November 30, 2005	December 31, 2004
Net cost - 10,000 ounces of gold equities	$ 3,650	$ 3,650
Increase in market value	$ 721	$ 706
Market value of gold equities, gross	$ 4,371	$ 4,356
Less: Selling commissions	$ (87)	$ (86)
Investments, Net	*$ 4,284*	*$ 4,270*

Employees

The new business model of Doctors Pharmaceutical Corporation require highly experience key personnel with specialized expertise to implement corporate plans efficiently and execute the goals and objectives of the Company in order to offer superior service to consumers. Therefore the Company will hire highly qualified and skilful and experienced management and scientists for the following key positions.

1. Chief Scientist of Drug Research and Development.
2. Chief Financial Officer & Controller.
3. General Counsel & Chief of Govt. & Regulatory Affairs.
4. General Manager & Chief Pharmacist of Retail Stores.
5. Director of Sales and Marketing.
6. Director of Information & Data Systems.
7. Administrator of Human Resources Department
8. Director of Advertising and Promotion.
9. Director of Purchasing and Materials Management.
10. Manufacturing and Plant Manager.

Executive Officers and Directors

Althastine Bryant (AL Bryant) was elected a Director in 1997 and in 2004 the position of President became vacant and AL Bryant was elected acting President to fill that position until a qualified replacement is found and hired. From 1969 AL Bryant served at Chicago Police Department and retired in the year 2000 after 31 years service. AL Bryant (60).

Director term expire in 2006.

Doctors Foundation Inc. has seats on the Board and appointed Dr Gordon Otis to sit on the Board of Directors. The Director's term expire in 2006.

Mildred Saxton (56) is a Scientist and Executive Officer and appointed a Director in 1997. From 1994 to 1997 self employed. From 1984 to 1994 Mildred Saxton served as President of Leventis North America Corporation. From 1969 to 1984 she served as Chairman of Science Deprtment at Chicago Public Schools. The Director's term expire in 2006.

All executive officers of the Company hold office until they retire or resign or removed or their successors are elected.

Executive Officers and Directors of the Company are not involve in any legal proceeding - bankrutcy and or criminal or otherwise during the past five years.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS.

(In thousands, except per share amounts)

(1) Title of Class	(2) Name and address of owner	(3) Amount owned before the offering	(4) Amount owned after the offering	(5) Percent of Class
Common Shares No Par Value (NPV)	Althastine Bryant 39 South Lasalle Suite 1015 Chicago, IL	9,006	9,006	1%
	John Goodluck 39 South Lasalle Suite 1015 Chicago, IL	7,992	7,992	.9%
	Mildred Saxton 39 South Lasalle Suite 1015 Chicago, IL	8,002	8,002	.9%
	Doctors Foundation 39 South Lasalle Suite 1015 Chicago, IL 60640	875,000	875,000	97.2%

No one in the table has options, warrants and rights to purchase stock from the Company.

REMUNERATION OF DIRECTORS AND OFFICERS.

Name of Individual or identity of group	Capacities in remuneration was received	Aggregate remuneration
Management (3 persons)	1-Chairman	$0.00
	1-President	$0.00
	1-Vice President	$0.00
Directors (3 persons)	3-Directors	$0.00

Officers/Directors accrued remuneration during the issuers last fiscal year is One million common shares NPV.

Drug Classes	Generic Name	Brand Names of Various Manufacturers
Penicillin Antibiotics	Amoxicillin	Trimox
		Larotid
		Wymox
		Amoxil
	Cloxacillin	Cloxapen
	Bacampicillin	Spectrobid
	Ampicillin	Principen
		Omnipen
		Totacillin
		Macillin
	Penicillin VK	Beepen VK
		Veetids
		V-Cillin K
		Betapen VK
		Pen-Vee K
		Ledercillin VK
ANTIBIOTICS (Anti-Infectives)	Trimethoprim	Proloprim/Trimpex
	Clindamycin	Cleocin
	Vancomycin	Vancor
		Vancocin
		Vancoled
	Metronidazole	Flagystatin
		Femazole
		Flagyl
		Protostat
		Metizol
		Lagyl
		Metryl
	Chloramphenicol	Chloromycetin
		Ak-Chlor
		Chloracol
		I-Chlor
		Chlorofair
		Econochlor
Rifamycin:	Rifampin	Rimactane
		Rifampicin
		Rifadin
Cephalosporins:	Cephalexin	Cefanex
		Keftab
		Keflex
		Keflet
	Cefadroxil	Ultracef
		Duricef
	Cefaclor	Ceclor
	Cefuroxime	Kefurox
		Ceftin
		Zinacef
Macrolide:	Erythromycin	Eramycin
		Ilotycin
		E-Mycin
		Erycette
		Erythrocin
		Ery-Tab
		Robimycin
		T-Stat
		Ilosone
		Staticin
Antibiotics:		
Tetracycline	Minocycline	Minocin
	Doxycycline	Vibramycin
		Doryx
		Doxychel
	Tetracycline	Sumycin
		Achromycin V
		Tetracyn
		Panmycin
		Tetralan
		Contimycin
Fluoroquinolone	Ciprofloxacin	Cipro
		Ciloxan
Sulfonamide	Sulfisoxazole	Sulfizin
		Gantrisin
	Sulfamethazole	Thiosulfi
		Microsul
	Sulfamethoxazole	Gantanol
		Methoxanol

Drug Classes	Generic Name	Brand Names of various Manufacturers
Antidepressant	Amitriptyline	Elavil
		Amitril
		Enovil
	Amoxapine	Asendin
	Bupropion	Zyban
	(Anfebutamone)	Wellbutrin
	Clomipramine	Anafranil
		Maronil
	Desipramine	Norpramin
		Pertofrane
		Deprexan
	Doxepin	Sinequan
		Adapin
		Zonalon
	Fluoxetine	Prozac
	Fluvoxamine	Luvox
	Lithium	Lithobid
		Eskalith
		Liskonium
		Lithane
		Lithotabs
		Lithonate
	Mirtazapine	Remeron
	Imipramine	Tofranil
		Antipress
		Tipramine
		Imprin
		Janimine
	Nortriptyline	Pamelor
		Aventyl
	Trazodone	Desyrel
		Trialodine
	Paroxetine	Paxil
	Protriptyline	Vivactil
Hypnotic Drugs		
	Trialzolam	Halcion
	Flurazepam	Durapam
		Dalmane
	Ethchlorvynol	Placidyl
	Gluthemide	Doriden
	Methyprylon	Noludar
	Temazepam	Restoril
	Chloral Hydrate	Noctec
		Aquachloral
Antiulcer	Amoxicillin	Amoxil
		Larotid
		Polymox
	Sucralfate	Carafate
	Tetracycline	Achromycin V
		Tetracynn
		Sumycin
	Metronidazole	Flagyl
		Metizol
Proton Pump Inhibitor-Rx form	Omeprazole	Prilosec
Gastrointestinal	Metoclopramide	Reglan
		Maxolon
		Octamide
		Reclomide
Anti-Inflammatory Bowel Disease:	Sulfasalazine	Azulfidine
		Sulfazine
		Azaline
	Metronidazole	Flagyl
Antiulcer drug Histamine [H2] Blocking drugs (Prescription form)	Ranitidine	Zantac
	Cimetidine	Tagamet
	Famotidine	Pepcid
	Nizatidine	Axid

Drug Classes	Generic Name	Brand Names of various Manufacturers
Antihypertensive	Prazosin	Minipres
	Terazosin	Hytrin
	Methyldopa	Aldomet
	Clonidine	Catapres
		Duraclon
	Guanfacine	Tenex
	Minoxidil	Loniten
	Guanethidine	Ismelin
	Hydralazine	Alazine
		Apresoline
		Serpasil
		Dralzine
	Doxazosin	Cadura
Antihypertensive Beta Adrenergic Blocker:	Acebutolol	Sectral
	Atenolol	Tenormic
	Labetalol	Trandate
		Normodyne
	Metoprolol	Lopressor
		Toprol
	Penbutolol	Levatol
	Nadolol	Corgard
	Propranolol	Ipran
		Inderal
		Betachron
	Timolol	Blocadren
		Betimol
	Sotalol	Betapace
	Pindolol	Visken
Antihypertensive; Calcium Channel Blockers	Diltiazem	Cardizem
		Diltiazem
		Tiazac
		Dilacor
		Tiamate
	Nicardipine	Cardene
	Nifedipine	Adalat
		Procardia
	Verapamil	Calan
		Verelan
		Isoptin
Disease Modifying Antirheumatic Drugs (DMARD)	Methotrexate	Rheumatrex
Antihypertensive: Angiotension II Antagonist (ARB)	Irbesartan	Avapro
Antihypertensive: Angiotension Converting Enzyme (ACE) Inhibitor	Enalapril	Vasotec
	Captopril	Capoten
	Lisinopril	Zestril
		Prinivil
Antiangina	Nadolol	Corgard
	Nifedipine	Procardia
		Adalat
	Nitroglycerin	Nitro-Dur
		Nitro-Bid
		Nitrolin
		Nitroglyn
		Nitrol
		Nitrogard
	Nicardipine	Cardene
	Propranolol	Inderal
		Ipran
	Timolol	Blocadren
	Verapamil	Calan
		Verelan
		Isoptin
	Atenolol	Tenormin
	Diltiazem	Cardizem
		Tiazac
		Dilacor
		Tiamate

Drug Classes	Generic Name	Brand Names of various Manufacturers
Thiazide Diuretics	Hydrochlorothiazide	Diaqua
		Esidrix
		Ezide
		Hydro Diuril
		Zide
		Hydromal
		Thiuretic
	Methyclothiazide	Aquatensen
		Enduron
	Chlorthalidone	Hygroton
		Thalitone
		Hylidone
	Bendroflumethiazide	Naturetin
	Metolazone	Microx
		Diulo
		Zaroxolyn
	Trichlormethiazide	Naqua
		Diurese
		Metahydrin
	Chlorthiazide	Diachlor
		Diuril
		Diurigen
	Hydroflumethiazide	Saluron
		Diucardin
Antipsychotic	Haloperidol	Haldol
		Halperon
	Clozapine	Clozaril
	Thiothixene	Navane
	Chlopromazine	Thorazine
		Ormazine
		Thora-Dex
	Perphenazine	Trilafon
		Triavil
	Fluphenazine	Prolixin
		Permitil
	Prochlorperazine	Eskatrol
		Compazine
		Isopro
	Thioridazine	Millaril
		Millazine
	Trifluoperazine	Stelazine
		Suprazine
Antialcoholism	Naltroxene	Trexan
		Revia
		Depade
	Disulfiram	Antabuse
Antiarthritis	Auranofin	Ridaura
	Azathioprine	Imuran
Anti-Parkinson	Amantadine	Symmetrel
		Antadine
		Symadine
	Trihexyphenidyl	Artane
	Benztropine	Cogentin
	Levodopa	Bendopa
		Dopar
		Larodopa
		Biodopa
	Selegiline	Atapryl
		Elderptyl
		Carbex
Diuretics:	Acetazolamide	Dazamide
		Diamox
		Storzolamide
		Ak-Zol
	Amiloride	Midamor
	Triamterene	Dyrenium
	Furosemide	Lasimide
		Lasix
		Myrosemide
		Luramide
	Indapamide	Lozol
	Spironolactone	Spironazide
		Alatone
		Aldactone
	Bumetanide	Bumex
Anticoagulant	Warfarin	Coumadin
		Sofarin
		Carfin

Drug Classes	Generic Name	Brand Names of various Manufacturers
Antipsoriatic Drug	Methotrexate (Amethopterin, MTX)	Amethopterin
		Abitrexate
		Mexate
		Folex
		Trexall
Antiviral	Acyclovir	Zovirax
	Amantadine	Symadine
		Antadine
		Symmetrel
Anticancer	Cyclophosphamide	Neosar
		Cytoxan
		Cycloblastin
	Flutamide	Eulexin
	Hydroxyurea	Hydrea
		Droxia
		Mylocal
	Methotrexate	Amethopterin/MTX
		Mexate
		Trexall
		Folex
		Abitrexate
	Tamoxifen	Nolvadex
	Paclitaxel	Taxol
		Onzol
Nonsteroidal Anti-Inflammatory Drugs (NSAID)		
ACETIC ACIDS	Diclofenac	Cataflam
		Voltren
	Etodolac	Lodine
	Ketorolac	Toradol
		Acular
	Indomethacin	Indocin
		Indameth
		Zendole
	Nabumetone	Relafen
	Sulindac	Clinoril
	Tolmetin	Tolectin
FENAMATE	Mefenamic Acid	Ponstel
	Meclofenamate	Meclomen
		Meclodium
		Meclofenaf
OXICAM	Piroxicam	Feldene
PROPIONIC ACID		
Prescription form	Flurbiprofen	Ansaid
	Ketoprofen	Orudis
		Oruvail
	Naproxen	Naprelan
		Naprosyn
		Anaprox
	Fenoprofen	Nalfon
	Ibuprofen	Nuprin
		Ibuprohm
		Haltran
		Medipren
		Dologesic
	Oxaprozin	Daypro
Antihistamine (Rx Only)	Azatadine	Optimine
	Chlorpheniramine	Chlor-Trimeton
		Teldrin
	Cyprohetadine.	Periactin
	Tripelennamine	Pyribenzamine/PBZ
	Hydroxyzine	Atarax/Vistaril
	Meclizine	Antivert
		Bonine
	Promethazine	Phenergen
	Loratadine	Claritin
Antimalaria	Hydroxychloroquine	Plaquenil
	Chloroquine	Aralen
	Quinine	Quinine
	Doxycycline	Vibramycin

Drug Classes	Generic Name	Brand Names of various Manmufacturers
Antiglaucoma and Opthalmic drugs:	Prednisolone	Econopred
		Niscort
		Mydrapred
		Savacort
		Pediapred
		Delta-Cortef
		Hydeltrasol
		Blephamide
		Metreton
		Sterane
	Sulfisoxazole	Eryzole
		Gantrisin
		Sulfalar
	Timolol	Timoptic
	Levobunolol	Betagen
	Metipronolol	Optipranolol
	Acetazolamide	Diamox
	Diclofenac	Voltaren
	Ketorolac	Acular PF
	Flurbiprofen	Ocufen
	Betaxolol	Betoptic
	Carteolol	Cartrol
	Chloramphenicol	Chloromycetin
		Opthocort
		Chloroptic
		Chloracol
	Ciprofloxacin	Cipro
		Ciloxan
	Cromolyn	Vistacrom
		Opticrom
	Dexamethasone	Decadron
		Dexasone
		Hexadrol
		Dalalone
	Pilocarpine	Akarpine
		Salagen
		Pilocar
		Pilagan
	Tetracycline	Achromycin Opthalmic
	Epinephrine	Glaucon/Epinal
Thyroid Hormones	Liothyronine (Triodothyronine)	Cytomel
		Triostat
		Euthroid
	Levothyronine	Thyroxine
		Synthroid
		Levotabs
		Unithroid
		Synthrox
		Levoxine
		Syroxine
24		Euthyrox
Opioid Drugs (Narcotics)	Meperidine	Demerol
		Mepergan
		Pethadol
	Codeine	Codeine
	Hydrocodone	Protuss
		Norcet
		Hycodan
		Anaplex
		Codone
		Polygesic
	Propoxyphene	Darvon
		Proxene
		Dolene
		Proxagesic
	Oxycodone	OxyContin
		Roxicet
		Roxicodone
		Roxilox
	Morphine	Roxanol
		Astramorph
		MS Contin
Selective Serotonin Reuptake Inhibitors (SSRIs):	Fluoxetine	Prozac
	Fluvoxamine	Luvox
	Trazadone	Desyrel
		Trialodine
	Paroxetine	Paxil
	Nefazodone	Serzone

Drug Classes	Generic Name	Brand Names of various Manufacturers
Antiarrhythmic	Mexiletine	Mexitil
	Procainamide	Pronestyl
		Promine
		Procan
	Quinidine	Quinora
		Quinaglute
		Quinidex
		Cardioquin
		Duraquin
	Propafenone	Rythmol
	Flecainide	Tambocor
	Amiodarone	Cordarone
		Pacerone
		Braxan
	Propranolol	Inderal
		Innopran
	Acebutolol	Sectral
	Disopyramide	Norpace
		Rythmical
		Pisopyramide
	Verapamil	Calan
		Verelan
		Isoptin
	Diltiazem	Cardizem
		Tiazac
		Cartia
		Tiamate
		Dilacor
	Digoxin	Lanoxin
		Digitek
		Lanoxicaps
Antidiabetic	Glipizide	Glucotrol
	Glyburide	Glubate
		Diabeta
		Glynase Prestab
		Micronase
	Chlorpropamide	Glucamide
		Diabinase
	Tolbutamide	Orinase
		Oramide
	Insulin	Humalog
		Velosulin
		Protamine
		Novolog
	Metformin	Glucophage
	Tolazamide	Tolinase
	Acetohexamide	Dymelor
Immunosuppressant	Azathioprine	Imuran
	Cyclophosphamide	Cytoxan
		Neosar
		Cycloblastin
	Cyclosporine	Sandimmune
		Neoral
		SangCya
		Sangstat
	Hydroxychloroquine	Plaquenil
Antifungal	Nystatin	Mycostatin
		Nilstat
	Clotrimazole	Lotrimin
		Lotrisone/Mycelex
	Miconazole	Monistat
	Ketconazole	Nizoral
Amebicides	Chloroquinne	Aralen
	Metronidazole	Flagyl
		Metizole
		Metryl
		Protostat
Analgesics	Oxycodone	OxyContin
		Roxicet
		Roxilox
		Roxicodone
	Propoxyphene	Darvon
		Proxene
		Proxagesic
		Wygesic
		Dolene
	Morphine	Astramorph
		Roxanol
		Duramorph
		MS Contin
		Kadian
	Tramadol	Ultram
	Gabapentin	Neurontin

Drug Classes	Generic Name	Brand Names of various Manufacturers
Antiplatelet (Platelet Aggregation Inhibitors)	Ticlopidine	Ticlid
	Dipyridamole	Persantine
Anti-Alzheimer	Donepezil	Aricept
Anti-Osteoporotics	Calcitonin	Miacalcin Calcimar Cibacalcin
Antimigraine	Ergotamine	Ergostat Genergen Ergomar Oxoid
Antituberculosis	Pyrazinamide	Pyrazinamide
	Isoniazid	Teebaconin Laniazid Nydrazid
	Rifampin	Rifadin Rifampicin Rimactane
Antitissue (Prescription form)	Diphenhydramine	Diphendryl Nytol Sominex Benylin Dihydrex
	Codeine	Codeine
	Hydrocodone	Hycodan Anaplex Codone Norcet
	Promethazine	Phenergan
Barbiturates	Phenobarbital	Solfoton Donphen Eskabarb Phyldrox Luminal Floramine Azpan Barbita
	Amobarbital	Amytal
	Butabarbital	Butal Butisol
	Pentobarbital	Nembutal
	Secobarbital	Seconal
Anticholesterol	Lovastatin	Mevacor
	Gemfibrozil	Gemcor Lopid
	Dextrothyoxine	Choloxin
	Niacin	Niacels Nicobid Niac Endur-Acin Nicotinex Niacor
	Cholestyramine	Questran Prevalite
Anti-Attention-Deficit-Hyperactive Disorder (ADHD)	Methylphenidate	Ritalin Concerta Metadate Methylin
	Pemoline	Cylert
Antispasmodics	Propantheline	Pro-Banthine Norpanth Ropanth
Antiemetic	Prochlorperazine	Eskatrol Compazine Pro-Iso
	Metoclopramide	Reclomide Reglan Maxolon Octamide
	Hydroxyzine	Vistaril Atarax
	Meclizine	Bonine Antivert
	Trimethobenzamide	Tigan
	Promethazine	Phenergan

Drug Classes	Generic Name	Brand Names of Various Manufacturers
Anti-Acne Drug	Tretinoin	Retin A Avita
	Isotretinoin	Accutane Amnesteem
	Tetracycline	Contimycin Tetra-Con Robitet Tetracyn
	Erythromycin	Akne-Mycin Eramycin
Antigout	Colchicine	Colsalide
	Allopurinol	Zyloprim Lopurin Zurinol
	Probenecid	Probalan Benemid
Antianxiety	Hydroxyzine	Atarax Vistaril
	Meprobamate	Equanil Miltown F.M Protran Evenol Bamate
	Buspirone	Buspar
Benzodiazepines:	Chlordiazepoxide	Libriums Tenax Libritabs Zetran Murcil
	Clorazepate	Tranzene
	Oxazepam	Serax
	Prazepam	Centrax
	Temazepam	Restoril
	Alprazolam	Xanax
	Diazepam	Valium Vazepam Diastat
	Lorazepam	Ativan Alzapam
Digitalis Preparation	Digoxin	Lanoxin
	Digitoxin	Crystodigin
Muscle Relaxants	Carisoprodol	Soma Rela
	Methocarbamol	Delaxin Robamol Robaxin Spenaxin Forbaxin Marbaxin
	Cyclobenzaprine	Flexeril
	Chlorphenesin	Maolate
	Chlozoxazone	Parafon Forte
	Baclofen	Lioresal
Vasodilators	Papavarine	Vasospan Pavabid Pavagen Cerespan Therapan
	Isoxsuprine	Vasoprine Vasodilan
	Cyclandelate	Cyclospasmol
Mood Stabilizers	Valproic Acid	Depakene Depakote Rhoproic
	Lithium	Lithane Eskalith Lithobid Liskonium Lithonate
Thyroid Gland Disorder	Propylthiouracil	PTU/Propacil
Anti-Myasthenic	Neostigmine	Prostigmin
Anti-Sicke-Cell Anemia	Hydroxyurea	Hydrea Mylocel Droxia

Drug Classes	Generic Name	Brand Names of various Manufacturers
Corticosteroids Nasal/Inhalers for Chronic Asthma Bronchitis/Rhinitis:	Triamcinolone	Azmacort Nasacort
	Dexamethasone	Dexacort Decadron Dexasone Dalalone Aeroseb-Dex Hexadrol
	Methylprednisolone	Medrol Meprolone
Adrenocortical Steroid - Cortisonlike drug:	Prednisolone	Savacort Meticortelone Blephamide Sterane Hydeltrasol Delta-Cortef Pediapred Metreton Prelone
	Prednisone	Sterapred Paracort Deltasone Meticorten Orasone
	Triamcinolone	Azmacort Kenalog Aristocort Kenalone Cenocort Amcort Triacet
	Cortisone	Cortone
	Methylprednisolone	Medrol Meprolone
	Dexamethasone	Dexone Decadron Dexameth Hexadrol
	Hydrocortisone	Hydrocortone Cortef Colocort Cortenema
Anti-Impotence (Erectile disorder)	Alprostadil	Caverject Edex
Selective Estrogen Receptor Modulator (SERMs)	Tamoxifen	Nolvadex
Anti-Benign-Prostatic-Hyperplasia	Doxazosin	Cardura
	Prazosin	Minipres
	Terazosin	Hytrin
Anti-AIDS/HIV	Hydroxyurea	Hydrea Mylocal Droxia
Anti-Anginal Nitrates	Isosorbide Dinitrate	Isordil Angipec Sorbitrate Isochran Isonate
	Isosorbide Mononitrate	Elantan Isma Monoket Imdur

Drug Classes	Generic Name	Brand Names of various Manufacturers
Anticonvulsant (Antiepileptic)	Phenytoin	Dilantin Diphenylan
	Valproic Acid	Depakene Deproic
	Primidone	Mysoline Myidone
	Ethosuximide	Zarontin
	Phenobarbital	Barbita Luminal Solfoton Eskabarb Floramine Phyldrox
	Acetazolamide	Diamox Dazamide Storzolamide
	Clonazepam	Klonopin
	Carbamazepine	Tegretol Epitol
Antiasthmatic	Terbutaline	Bricanyl Brethaire Brethine
	Metaproterenol	Metaprel Alupent Prometa
	Theophylline	Bronchodyl Respbid Theo-Dur Theovent Asmalix Elixophyllin Primatene Phyllocontin Sustaire
	Albuterol	Salbutamol Ventolin Proventil Volmax
	Cromolyn	Intal Crolom Opticrom
	Epinephrine	Asthmanephrine Adrenalin Norocaine Bronkaid Mist
	Triamcinolone	Azmacort Aristocort Cenocort Nasacort
Bladder disorder:	Oxybutynin	Ditropan
Nervous Stomach:	Dicyclomine	Bentyl Byclomine
Ear Ache:	Benzocaine + Antipyrine + Glycerin	Auralgan Otic Auroto Otic Otocalm Ear Allergen
Urinary Analgesic	Phenazopyridine	Azodine Pyridium
Muscle Relaxant	Methocarbamol + Aspirin	Robaxisal
Urinary Anti-Infective	Methenamine	Urex Hippurate
	Nitrofurantoin	Macrodantin Furatoin Urotoin Furadantin Nitrex
Uterine Relaxant	Ritodrine	Yutopar
Opthalmic	Chloramphenicol + Hydrocortisone	Opthocort Opthochlor
	Betaxolol + Pilocarpine	Betoptic-Pilo
	Epinephrine + Pilocarpine	E-Pilo

Drug Classes	Generic Name	Brand Names of various Manufacturers
Antihypertensive	Hydralazine + (plus) Hydrochlorothiazide	Apresazide Hydroserpine
	Propranolol + Hydrochlorothiazide	Inderide
	Triamterene + Hydrochlorothiazide	Dyazide - Diuretic Maxzide
	Spironolactone + Hydrochlorothiazide	Aldactazide Spiractazide Spironazide
	Methyldopa + Hydrochlorthiazide	Aldoril
	Enalapril + Hydrochlorthiazide	Vaseretic
	Amiloride + Hydrochlorothiazide	Moduretic
	Atenolol + Hydrochlorothiazide	Tenoretic
	Atenolol + Chlorthalidone	Atenol/Chlotal
	Captopril + Hydrochlorothiazide	Capozide
	Clonidine + Chlorthalidone	Combipres
	Prazosin + Polythiazide	Minizide
Antiasthma	Theophylline + (plus) Phenobarbital + Guaifenesin + Ephedrine	Bronkolixir Bronkotabs
Anti-Infective	Phenazopyridine + Sulfamethoxazole	Gantanol
	Phenazopyridine + Sulfisoxazole	Gantrisin
	Erythromycin + Sulfisoxazole	Pediazole
Antibiotic Fluoroquinolone	Ciprofloxacin + Hydrocortisone	Cipro HC
Gastrointestinal/ Anticholinergic	Prochlorperazine + Isopropamide	Combid
.ti-Parkinson	Levodopa + Carbidopa	Sinemet
Antituberculosis	Rifampin + (plus) Isoniazid	Rifamate
	Rifampin + Isoniazid + Pyrazinamide	Rifater

Drug Classes	Generic Name	Brand Names of various Manufacturers
Antiplatelet (Platelet Aggregation Inhibitors)	Ticlopidine	Ticlid
	Dipyridamole	Persantine
Anti-Alzheimer	Donepezil	Aricept
Anti-Osteoporotics	Calcitonin	Miacalcin
		Calcimar
		Cibacalcin
Antimigraine	Ergotamine	Ergostat
		Genergen
		Ergomar
		Oxoid
Antituberculosis	Pyrazinamide	Pyrazinamide
	Isoniazid	Teebaconin
		Laniazid
		Nydrazid
	Rifampin	Rifadin
		Rifampicin
		Rimactane
Antitissue (Prescription form)	Diphenhydramine	Diphendryl
		Nytol
		Sominex
		Benylin
		Dihydrex
	Codeine	Codeine
	Hydrocodone	Hycodan
		Anaplex
		Codone
		Norcet
	Promethazine	Phenergan
Barbiturates	Phenobarbital	Solfoton
		Donphen
		Eskabarb
		Phyldrox
		Luminal
		Floramine
		Azpan
		Barbita
	Amobarbital	Amytal
	Butabarbital	Butal
		Butisol
	Pentobarbital	Nembutal
	Secobarbital	Seconal
Nonamphetamine Appetite Supressant	Diethylpropion	Tepanil
		Tenuate
		Depletite
	Phendimetrazine	Phenazine
		Weightrol
		Obestrol
		Plegine
		Anorex
	Phentermine	Fastin
		Adipex
		Lonamin
		Phentrol
Smoking Cessation (Prescription Inhaler and Nasal Spray only)	Nicotine	Habitrol
		Nicotrol
	Bupropion	Zyban
Female sex hormone	Estrogen + Chlordiazepoxide	Menrium
	Estrogen + Meprobamate	Milprem
Antiulcer	Prochlorperazide + Isopropamide	Combid
		Ultrazine
	Omeprazole + Metronidazole + Amoxicillin	Helidac

COMBINATION DRUGS (CD)

Drug Classes	Generic Name	Brand Names of various Manufacturers
Antiplatelet	Dipyridamole + (plus) Aspirin	Aggrenox
Antihistamine/ Decongestant/ Antitissue. Rx Only (Sugar free and Alcohol free)	Brompheniramine + Pseudophredine + Dextromethorphan	Cardec DM
Opioid Narcotic Analgesics	Codeine + Aspirin	Panelex Proval Papadeine
	Oxycodone + Acetaminophen	Percocet Tylox
	Oxycodone + Aspirin	Percodan
	Propoxyphene + Acetaminophen	Darvocet
	Hydrocodone + Acetaminophen	Anexsia Lorcet Tycolet Lortab Vicodin Zydone Duocet
Anti-Infective	Sulfamethoxazole + Trimethoprin	Bethaprim Cortrim Bactrim DS Septra Uroplus Sulfatrim Comoxol
Thyroid Hormone	Levothyroxine + Liothyronine	Thyrolar
Antigout	Probenecid + Colchicine	ColBenemid Proben-C
	Probenecid + Penicillin	Probampacin
Anticonvulsant	Phenobarbital + Phenytoin	Dilantin/Barbita
Antipsychotic	Perphenazine + (plus) Amitriptyline	Triavil Etrafon
Antiasthma	Epinephrine + Theophylline	Therex
	Phenobarbital + Theophylline + Ephedrine + Guaifenesin	Quibron
	Ephedrine + Phenobarbital + Theophylline	Tedral

Drug Classes	Generic Name	Brand Names of various Manufacturers
Analgesic/ Antihistamine	Codeine + Phenylprpanolamine + Chlorpheniramine	Alamine
Antianxiety and Antidepressant	Amitriptyline + Chlordiazepoxide	Limbitrol
Antihypertensive	Hydralazine + Hydrochlorthiazide + Reserpine	Ser-Ap-Es Seralazide
	Nadolol + Bendroflumethiazide	Corzide
	Linsinopril + Hydrochlorothiazide	Zestoretic Prinzide
	Irbesartan + Hydrochlorothiazide	Avalide
	Timolol + Hydrochlorthiazide	Timolide
	Metoprolol + Hydrochlorothiazide	Lopressor
	Labetalol + Hydrochlorothiazide	Trandate Normozide
	Prazosin + Polythiazide	Minizide
	Methyldopa + Chlorothiazide	Aldochlor
Antifungal	Betamethasone + Clotrimazole	Lotrisone
Antimigraine	Ergotamine + Caffeine	Cafergot
Antidiabetic	Glyburide + Metformin	Glucovance
	Glipizide + Metformin	Metalglip
Contraceptives	Low dose estrogen + (plus) High dose progestin	Loestrin
	Intermidiate dose estrogen + High dose progestin	Desogen Ortho-Cept Demulen
	High dose estrogen + High dose progestin	Demulen Ortho-Novum Ovcon Ovral Preven Ortho Tri-Clen Triphasil Zovia

Drug Classes	Generic Name	[illegible] Manufacturers
Rx Lotion/Cream Gel/Ointment for Eye, Ear, Skin, etc	Tetracycline	Achromycin
		Actisite
		Cyclinex
	Sulfisoxazole	Eryzole
		Sulfalar
		Gantrisin
	Triamcinolone	Amcort
		Cenocort
		Triacet
		Tri-Kort
		Triamolone
	Metronidazole	Metrogel
		Metizol
		Protostat
	Amoxicillin	Trimox
	Dexamethasone	Dexone
		Solurex
		Dexasone
		Dalalone
		Decadron
		Mymethasone
		Mexacort
	Methylprednisolone	Medrol
		Meprolone
	Clotrimazole	Lotrimin
		Lotrisone
	Ketoconazole	Nizoral
	Doxycycline	Atridox
		Periostat
	Fluocinonide	Lidex
		Fluonex
	Hydrocortisone	Hydrocort
		Cortef
		Cortizone
		Cortenema
	Fluocinolone Acetonide	Flurosyn
		Fluonid
		Synalar
	Betamethasone	Valisone
		Benisone
		Diprosone Dipropionate
		Celestone
	Flurandrenolide	Cordran
Oral Contraceptive	Low dose progestin ("Mini-Pill")	Ovrette
	High dose progestin ("Mini-Pill")	*Micronor*
Progestin: Female sex hormone	Medroxyprogesterone	Prempro
		Premphase
		Provera
		Curretab
		Amen
		Cycrin
	Megestrol	Megace
Estrogen: Female sex hormone	Diethylstilbestrol	Stilbestrol
		DES
	Conjugated Estrogen	Estroate
		Evestrone
		Premarin
		Sodestrin
Androgens: Male Sex Hormones	Testosterone	Depotest
		Androderm
		Testone
		Testoderm
	Fluoxymesterone	Halotensin
	Methyltestosterone	Android
		Oreton
		Metandren
Hemorrhoid Relief Compound	Bismuth + (plus) Zinc Oxide + Hydrocortisone	Anusol-HC
Migraine and Pain Drug:	Butabarbital + Caffeine + Acetaminophen	Fioricet
		Isocet
	Butabarbital + Caffeine + Aspirin	Fiorinal